Exhibit 99.123
EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER
dated as of September 1, 2006
among
BLUE PEARL MINING LTD.,
BLUE PEARL USA LTD.,
THOMPSON CREEK METALS COMPANY
and
F. STEVEN MOONEY,
as the Shareholder Representative
(with respect to Sections 3.23, 2.04 and 2.05 only)

Page
ARTICLE I

The Merger

1

SECTION 1.01 The Merger	1
SECTION 1.02 Closing	1
SECTION 1.03 Effective Time	1
SECTION 1.04 Effects of the Merger	2
SECTION 1.05 Articles of Incorporation and Bylaws	2
SECTION 1.06 Directors	2
SECTION 1.07 Officers	2

ARTICLE II

Effect on the Capital Stock of the Constituent Corporations; Exchange of Certificates; Merger

Consideration

2

SECTION 2.01 Effect on Capital Stock	2
SECTION 2.02 Payment of Per Share Cash Consideration; Exchange of Certificates	3
SECTION 2.03 Payment of Per Share Contingent Consideration	4
SECTION 2.04 Company Cash Position at Closing; Accounts Receivable Consideration; Adjustment	4
SECTION 2.05 Inventory Consideration; Adjustment	6

ARTICLE III

Representations and Warranties of the Company

7
SECTION 3.01 Organization, Standing and Power	7
SECTION 3.02 Company Subsidiaries; Equity Interests	7
SECTION 3.03 Capital Structure	8
SECTION 3.04 Authority; Execution and Delivery, Enforceability	9
SECTION 3.05 No Conflicts; Consents	9
SECTION 3.06 Financial Statements; Undisclosed Liabilities	10
SECTION 3.07 Absence of Certain Changes or Events	11

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(continued)

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(continued)

Page
SECTION 5.03 Advice of Changes	26

ARTICLE VI

Additional Agreements

27

SECTION 6.01 Company Shareholder Approval	27
SECTION 6.02 Access to Information; Confidentiality	27
SECTION 6.03 Consents; Notifications	27
SECTION 6.04 Benefit Plans	28
SECTION 6.05 Indemnification	29
SECTION 6.06 Fees and Expenses	30
SECTION 6.07 Public Announcements	30
SECTION 6.08 Transfer Taxes	30
SECTION 6.09 Offering and Prospectus	30
SECTION 6.10 Parent Credit Facilities	31

ARTICLE VII

Conditions Precedent

31

SECTION 7.01 Conditions to Each Party’s Obligation To Effect The Merger	31
SECTION 7.02 Conditions to Obligations of Parent and Sub	32
SECTION 7.03 Condition to Obligation of the Company	32

ARTICLE VIII

Termination, Amendment and Waiver

33

SECTION 8.01 Termination	33
SECTION 8.02 Effect of Termination	34
SECTION 8.03 Amendment	34
SECTION 8.04 Extension: Waiver	34
SECTION 8.05 Procedure for Termination, Amendment, Extension or Waiver	34

-iv-

(continued)

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(continued)

Page
EXHIBIT A — Articles of Incorporation of Sub

EXHIBIT B — Surviving Corporation Officers

EXHIBIT C — Calculation and Payment of Contingent Consideration

EXHIBIT D — Individual Insureds

EXHIBIT E — Parent Credit Facilities

EXHIBIT F — Form of Company Legal Opinion

EXHIBIT G — Form of Parent Legal Opinion

EXHIBIT H — Equipment Loans

-vi-

          AGREEMENT AND PLAN OF MERGER, dated as of September 1,2006 (this “Agreement”), among Blue Pearl Mining Ltd., a corporation organized under the laws of the Province of Ontario (“Parent”). Blue Pearl USA Ltd., a Colorado corporation (“Sub”) and a wholly owned subsidiary of Parent, Thompson Creek Metals Company, a Colorado corporation (the “Company”) and F. Steven Mooney, as the Shareholder Representative (with respect to Sections 3.23, 2.04 and 2.05 only).
          WHEREAS, the respective Boards of Directors of Parent, Sub and the Company have approved this Agreement and the merger (the “Merger”) of Sub with and into the Company, on the terms and subject to the conditions set forth in this Agreement, whereby each issued and outstanding share of common stock, no par value per share, of the Company (the “Company Common Stock”) not owned by Parent, Sub or the Company shall be converted into the right to receive the Merger Consideration;
          WHEREAS, simultaneously with the execution and delivery of this Agreement, shareholders of the Company holding 100% of the Company Common Stock (the “Company Shareholders”) have approved this Agreement and the transactions contemplated hereby by written consent in accordance with Section 7-107-104 of the Colorado Business Corporation Act (the “CBCA”); and
          WHEREAS, Parent, Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.
          NOW, THEREFORE, in consideration of the premises, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties, the parties hereto agree as follows:
ARTICLE I
The Merger
          SECTION 1.01 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the CBCA, Sub shall be merged with and into the Company at the Effective Time. At the Effective Time, the separate corporate existence of Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”).
          SECTION 1.02 Closing. The closing (the “Closing”) of the Merger shall take place at the offices of McDermott Will & Emery LLP, 340 Madison Avenue, New York, New York 10017 at 10:00 a.m. on the next business day following the satisfaction (or, to the extent permitted by Law, waiver) of the conditions set forth in Article VII, or at such other place, time and date as shall be agreed in writing between Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.
          SECTION 1.03 Effective Time. On or before the Closing Date (but in no event prior to the satisfaction or waiver, if applicable, of the conditions set forth in Article VII), the Company shall file with the Secretary of State of the State of Colorado, a statement of merger or other appropriate documents (in any such case, the “Statement of Merger”) in such form required by and executed in accordance with the relevant provisions of the CBCA and shall make all other filings or recordings required under the CBCA in connection with the Merger. The Merger shall become effective at such time as the Statement of Merger is duly filed with such Secretary of State, or at such later time as Parent and the Company may agree and specify in the Statement of Merger (the time the Merger becomes effective being the “Effective Time”).
          SECTION 1.04 Effects of the Merger. The Merger shall have the effects set forth in Section 7-90-204 of Colorado Corporations and Associations Act.
          SECTION 1.05 Articles of Incorporation and Bylaws. (a) Subject to Section 6.05(a), the Articles of Incorporation of Sub as in effect immediately prior to the Effective Time, in the form attached as Exhibit A, shall be the Articles of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law; provided, however, that the name of the Surviving Corporation shall be “Thompson Creek Metals Company”.
          (b) The Bylaws of Sub as in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation immediately after the Effective Time until thereafter changed or amended as provided therein or by applicable Law.
          SECTION 1.06 Directors. The directors of Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation immediately after the Effective Time, until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, as the case may be.
          SECTION 1.07 Officers. The initial officers of the Surviving Corporation immediately after the Effective Time shall be as set forth in Exhibit B, until the earlier of their death, resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.
ARTICLE II
Effect on the Capital Stock of the Constituent Corporations;
Exchange of Certificates; Merger Consideration
          SECTION 2.01 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Company Common Stock or any shares of capital stock of Sub:
          (a) Capital Stock of Sub. Each issued and outstanding share of capital stock of Sub shall be converted into and become one fully paid and nonassessable share of common stock, no par value per share, of the Surviving Corporation.
          (b) Cancellation of Treasury Stock. Each share of Company Common Stock that is owned by the Company shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor.

          (c) Conversion of Company Common Stock. (1) Each issued share of Company Common Stock shall be converted into the right to receive: (i) $4600.00 in cash, without interest (the “Per Share Cash Consideration”) and (ii) if applicable, the Per Share Contingent Consideration (as defined and at the times set forth in Exhibit C). In addition, the Company Shareholders shall be entitled to receive in the Merger (i) the monies due, without interest, in respect of any Surplus A/R Amount in accordance with Section 2.04 (the “Accounts Receivable Consideration”) and (ii) if applicable, the per share amount payable, without interest, in accordance with Section 2.05(c) (collectively with the Per Share Cash Consideration and the Per Share Contingent Consideration, the “Merger Consideration”).
          (2) As of the Effective Time, all shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive Merger Consideration upon surrender of such certificate in accordance with Sections 2.02, 2.03, 2.04 and 2.05.
          SECTION 2.02 Payment of Per Share Cash Consideration; Exchange of Certificates. (a) At the Closing, (i) Parent shall deliver to each Company Shareholder, by wire transfer to a bank account designated at least three (3) Business Days prior to the Closing Date in writing by such Company Shareholder, immediately available funds in an amount equal to (x) the Per Share Cash Consideration multiplied by (y) the number of shares of Company Common Stock held by such Company Shareholder and (ii) each Company Shareholder shall deliver or cause to be delivered to Parent certificates representing the shares of Company Common Stock held by such Company Shareholder, duly endorsed in blank or accompanied by stock powers duly endorsed in blank in proper form for transfer.
          (b) Each of Parent and Sub shall be entitled to deduct and withhold from the Merger Consideration payable pursuant to this Agreement to any Company Shareholder such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax law if it is advised by legal counsel of national standing in a written legal opinion that it is required to make such deduction and withholding and such opinion is made available to the Shareholder Representative no less than 15 calendar days prior to the Closing Date. All Tax amounts required to be withheld from the Merger Consideration payable pursuant to this Agreement to any Company Shareholder shall be to the account of the Company Shareholders and, to the extent that amounts are so withheld by Parent or Sub, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Company Shareholders in respect of which such deduction and withholding was made by Parent or Sub, as the case may be.
          (c) At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of shares of Company Common Stock thereafter on the records of the Company. From and after the Effective Time, the holders of certificates representing Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Company Common Stock, except as otherwise provided in this Agreement or by law. On or after the Effective Time, any certificates representing Company Common Stock presented to Sub or Parent for any reason shall be converted into the Merger Consideration.

          SECTION 2.03 Payment of Per Share Contingent Consideration. The Per Share Contingent Consideration, if applicable, shall be paid to the Company Shareholders as set forth in Exhibit C.
          SECTION 2.04 Company Cash Position at Closing: Accounts Receivable Consideration; Adjustment, (a) As of the Closing Date, the Company and the Company Subsidiaries, on a consolidated basis, shall have cash in an amount at least equal to (i) $35,000,000 plus (ii) the Payoff Amount (together, the “Cash Minimum Amount”).
          (b) The Company Shareholders shall be entitled to receive in the Merger the amount equal to the amount of monies due as of the Closing Date in respect of the accounts receivable of the Company and the Company Subsidiaries, on a consolidated basis, in excess of the A/R Minimum Amount (the “Surplus A/R Amount”). For purposes of this Agreement, the “A/R Minimum Amount” means $23,350,000.
          (c) Not less than 5 Business Days prior to the Closing Date, the Company shall prepare and deliver to Parent a statement setting forth the Company’s good faith estimates of (i) the total amount of cash of the Company and the Company Subsidiaries, on a consolidated basis, as of the Closing Date (the “Estimated Closing Cash Amount”), (ii) the total amount of accounts receivable of the Company and the Company Subsidiaries, on a consolidated basis, as of the Closing Date (the “Estimated Closing A/R Amount”) and (ii) the Surplus A/R Amount (the “Estimated Surplus A/R Amount”).
          (d) In the event that, as of the Closing Date, the Company and the Company Subsidiaries, on a consolidated basis, shall have cash in an amount less than the Cash Minimum Amount, then, notwithstanding and in priority to the deliveries of U.S. Receivables Proceeds to the Shareholder Account pursuant to Section 2.04(e) below, immediately following the Closing and delivery by Parent of a statement setting forth the amount of cash of the Company and the Company Subsidiaries, on a consolidated basis, as of the Closing Date (the “Closing Cash Amount”) reflecting the shortfall of the Closing Cash Amount below the Cash Minimum Amount, Parent shall be entitled to direct U.S. Receivables Proceeds to the New Master Account until the amount of such shortfall is satisfied and the Surplus A/R Amount shall correspondingly be reduced in an amount equal to such shortfall.
          (e) Not less than 5 Business Days prior to the Closing Date, the Company shall establish a new master account at USBank (the “New Master Account”). The Company shall direct all customers of the Company and the Company Subsidiaries to continue to make payments in respect of customer receipts to the original master account (USBank #194310709580) (the “Original Master Account”). During the period from and including the Closing Date, on each Business Day a representative of each of the Shareholder Representative and the Surviving Corporation shall review a record of the funds received in the Original Master Account on such date and shall jointly direct USBank (the “Master Account Bank”) to disperse such funds as follows: (i) all monies received in respect of accounts receivable of the Company U.S. Entities (“U.S. Receivables Proceeds”) shall be delivered to an account designated by the Shareholder Representative (the “Shareholder Account”) until payment in full of the Surplus A/R Amount and (ii) all monies other than U.S. Receivables Proceeds shall be delivered to the New Master Account. The Surviving Corporation shall be entitled to draw all such monies (other than

U.S. Receivables Proceeds that may have been deposited in the New Master Account) from the New Master Account. Until such time as the Surplus A/R Amount shall have been paid in full, none of the Shareholder Representative, the Surviving Corporation, Parent, and their respective representatives shall transfer or direct the transfer of funds from the Original Master Account other than in accordance with the previous sentence. Immediately upon payment in full of the Surplus A/R Amount: (i) ownership of the Original Master Account shall be deemed to be solely to the benefit of the Surviving Corporation, (ii) the Shareholder Representative’s rights with respect to such account shall terminate and (iii) the Surviving Corporation and the Shareholder Representative shall jointly notify the bank that the Shareholder Representative’s rights with respect to such account have terminated. The Surviving Corporation shall keep accurate books and records reflecting the amounts transferred from the Original Master Account to the Shareholder Account and the New Master Account in accordance with this Section 2.04(d), and the Surviving Corporation shall make such books and records or copies thereof available to the Shareholder Representative for its review upon its request. To the extent that U.S. Receivables Proceeds are delivered to an account of the Surviving Corporation at the Master Account Bank other than the Original Master Account prior to the payment in full of the Surplus A/R Amount, the Surviving Corporation shall promptly instruct the Master Account Bank to transfer such funds to the Original Master Account and shall copy the Shareholder Representative on such instruction. The Surviving Corporation shall not instruct customers of the Company U.S. Entities to make payment to an account other than the Original Master Account until the Surplus A/R Amount has been paid in full.
          (f) Within 30 days after the Closing Date, Parent shall deliver to the Shareholder Representative a statement (the “Statement”) setting forth (i) the amount of accounts receivable of the Company and the Company Subsidiaries, on a consolidated basis, as of the Closing Date (the “Closing A/R Amount”) and (ii) the Surplus A/R Amount. The Shareholder Representative’s independent accountants may participate in the preparation of the Statement; provided, however, that the Shareholder Representative acknowledges that Parent shall have the primary responsibility and authority for preparing the Statement and certifying the Statement.
          (g) During the 30-day period following the Shareholder Representative’s receipt of the Statement, the Shareholder Representative and its independent accountants shall be permitted to review the working papers of Parent relating to the Statement. The Statement shall become final and binding upon the parties on the 30th day following delivery thereof, unless the Shareholder Representative gives written notice of its disagreement with the Statement (a “Notice of Disagreement”) to Parent prior to such date. Any Notice of Disagreement shall (i) specify in reasonable detail the nature of any disagreement so asserted and (ii) only include disagreements based on mathematical errors and not the collectibility of any accounts receivable. If a Notice of Disagreement is received by Parent in a timely manner, then the Statement (as revised in accordance with this sentence) shall become final and binding upon the Shareholder Representative and Parent on the earlier of (A) the date the Shareholder Representative and Parent resolve in writing any differences they have with respect to the matters specified in the Notice of Disagreement and (B) the date any disputed matters are finally resolved in writing by the Accounting Firm.
          (h) During the 30-day period following the delivery of a Notice of Disagreement, the Shareholder Representative and Parent shall seek in good faith to resolve in writing any differences that they may have with respect to the matters specified in the Notice of Disagreement. At the end of such 30-day period, the Shareholder Representative and Parent shall submit to an independent accounting firm (the “Accounting Firm”) for final, non-appealable and binding determination any and all matters that remain in dispute and were properly included in the Notice of Disagreement. The Accounting Firm shall be a mutually acceptable nationally recognized independent accounting firm agreed upon by the Shareholder Representative and Parent in writing. The Shareholder Representative and Parent shall use reasonable efforts to cause the Accounting Firm to render a decision resolving the matters submitted to the Accounting Firm within 30 days after its receipt of such submission. Judgment may be entered upon the determination of the Accounting Firm in any court having jurisdiction over the party against which such determination is to be enforced. The cost of any determination (including the fees and expenses of the Accounting Firm and reasonable attorney fees and expenses of the parties) pursuant to this Section 2.04 shall be borne by the Shareholder Representative and Parent in inverse proportion as they may prevail on matters resolved by the Accounting Firm, which proportionate allocations shall also be determined by the Accounting Firm at the time the determination of the Accounting Firm is rendered on the merits of the matters submitted. The fees and disbursements of the Shareholder Representative’s independent accountants incurred in connection with any certification of the Statement and review of any Notice of Disagreement shall be borne by the Shareholder Representative, and the fees and disbursements of Parent’s independent accountants incurred in connection with their review of the Statement and certification of any Notice of Disagreement shall be borne by Parent. Both parties shall cooperate and provide the Accounting Firm with access to such records and with such information as the Accounting Firm may reasonably request. The parties agree that this process shall be the exclusive method to resolve such disagreement.
          SECTION 2.05 Inventory Consideration; Adjustment. (a) On the calendar day immediately following the Closing Date, representatives of the Shareholder Representative shall conduct a physical inventory count (the “Physical Inventory Count”) and shall determine, on the basis of such Physical Inventory Count, the amount of Inventory in any location (including in processing circuits, in transit, in warehouses and on consignment) in existence on such date (the “Inventory Amount”). The Physical Inventory Count shall be observed by Parent and its representatives. The Physical Inventory Count shall be determined by methods consistent with prior practice or as otherwise agreed among the representatives of the Shareholder Representative and Parent. The Physical Inventory Count and verification of the Inventory Amount shall be certified by the Shareholder Representative’s and Parent’s respective auditors (the “Auditors”). The Shareholder Representative and Parent shall each bear the fees, costs and expenses of its respective Auditors.
          (b) In the event that the Inventory Amount is less than 7.5 million pounds, the Shareholder Representative shall, within 10 Business Days after the date on which the Physical Inventory Count and verification of the Inventory Amount shall have been certified by the Auditors, pay to Parent the Inventory Adjustment by wire transfer to a bank account designated by Parent in immediately available funds.
          (c) In the event that the Inventory Amount is greater than 7.9 million pounds, Parent shall, within 10 Business Days after the date on which the Physical Inventory Count and verification of the Inventory Amount shall have been certified by the Auditors, pay to the

Shareholder Representative the Inventory Adjustment by wire transfer to a bank account designated by the Shareholder Representative in immediately available funds.
ARTICLE III
Representations and Warranties of the Company
          The Company represents and warrants to Parent and Sub that, except as set forth in the letter, dated as of the date of this Agreement, from the Company to Parent and Sub (the “Company Disclosure Letter”):
          SECTION 3.01 Organization, Standing and Power. Each of the Company and each of its subsidiaries (the “Company Subsidiaries”) is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized or formed and has the requisite corporate or limited liability company power and authority to conduct its businesses as presently conducted. The Company and each Company Subsidiary is duly qualified to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary, except for jurisdictions in which the failure to be so qualified would not, individually or in the aggregate, have a Company Material Adverse Effect. The Company has made available to Parent complete and correct copies of the Articles of Incorporation of the Company, as amended to the date of this Agreement (as so amended, the “Company Charter”), and the Bylaws of the Company, as amended to the date of this Agreement (as so amended, the “Company Bylaws”), and the comparable charter and organizational documents of each Company Subsidiary, in each case as amended to the date of this Agreement. The minute books of the Company and the Company Subsidiaries have been maintained in all material respects in accordance with applicable Laws, the Company Charter and the Company Bylaws. The Company has made available to Parent substantially complete and correct copies of such minute books.
          SECTION 3.02 Company Subsidiaries; Equity Interests. (a) The Company Disclosure Letter lists each Company Subsidiary and its jurisdiction of organization or formation, its authorized capital stock, partnership capital or equivalent, the number and type of its issued and outstanding shares of capital stock, partnership interests or similar ownership interests and the current ownership of such shares, partnership interests or similar ownership interests. All the outstanding shares of capital stock of each Company Subsidiary that is a corporation have been validly issued and are fully paid and nonassessable. All outstanding equity interests of each Company Subsidiary that is a limited liability company have been validly issued and are fully paid and are not subject to any additional required unpaid capital contributions or similar assessments. All such outstanding shares of capital stock or such other equity interests are owned by the Company, by another Company Subsidiary or by the Company and another Company Subsidiary, free and clear of all pledges, liens, charges, mortgages, options, rights of first refusal, limitations on the Company’s or any Company Subsidiary’s voting rights, charges, reservations, clouds and security interests and other encumbrances of any kind or nature whatsoever (collectively, “Liens”), except as are created or contemplated by this Agreement, the Shareholder Agreement and the transactions contemplated hereby and thereby.

          (b) Except for its interests in the Company Subsidiaries and except for the ownership interests set forth in the Company Disclosure Letter, the Company does not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other interest (equity or otherwise) in any person or any right (contingent or otherwise) to acquire the same.
          (c) All corporate actions taken by each Company Subsidiary have been duly authorized, except for failures of corporate actions to be duly authorized that, individually and in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. No Company Subsidiary has taken any action that in any respect conflicts with, constitutes a default under or results in a violation of any provision of its certificate of incorporation or by-laws (or similar organizational documents), except for conflicts, defaults or violations that, individually and in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.
          SECTION 3.03 Capital Structure. (a) The authorized capital stock of the Company (the “Company Capital Stock”) consists of 20,000,000 shares of Company Common Stock and 2,000,000 shares of preferred stock, no par value per share (the “Company Preferred Stock”). As of the date of this Agreement, (i) 125,000 shares of Company Common Stock and no shares of Company Preferred Stock were issued and outstanding and (ii) no shares of Company Common Stock were held by the Company in its treasury. Except as set forth in the immediately preceding sentence, as of the date of this Agreement, no shares of capital stock or other voting securities of the Company are issued, reserved for issuance or are outstanding. All outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the CBCA, the Company Charter, the Company Bylaws or any Contract to which the Company is a party or otherwise bound. There are not any bonds, debentures, notes or other instruments evidencing indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Company Common Stock may vote (“Voting Company Debt”). As of the date of this Agreement, there are not any options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which the Company or any Company Subsidiary is a party or by which any of them is bound (i) obligating the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other interest in, the Company or of any Company Subsidiary or any Voting Company Debt or (ii) obligating the Company or any Company Subsidiary to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking. As of the date of this Agreement, there are not any outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any Company Subsidiary or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other person. All outstanding shares of Company Common Stock and all outstanding shares of capital stock of each Company Subsidiary have been issued in compliance with (i) all applicable securities laws and other applicable laws and (ii) all requirements set forth in applicable contracts.
          (b) The stock register of the Company accurately records: (i) the name of each person owning shares of Company Common Stock and (ii) the certificate number of each certificate evidencing shares of capital stock issued by the Company, the number of shares evidenced by such certificate, the date of issuance thereof and, in the case of cancellation, the date of cancellation. A complete and correct copy of the stock register of the Company has been made available to Parent.
          SECTION 3.04 Authority; Execution and Delivery, Enforceability. (a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery by the Company of this Agreement and the consummation by the Company of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Company and its shareholders. The Company has duly executed and delivered this Agreement, and this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms.
          (b) The Board of Directors of the Company (the “Company Board”), at a meeting duly called and held, duly and unanimously adopted resolutions (i) approving the Merger and adopting this Agreement and (ii) recommending that the Company Shareholders approve this Agreement.
          (c) The holders of 100% of the Company Common Stock have approved this Agreement and the transactions contemplated hereby by unanimous written consent in accordance with Section 7-107-104 of the CBCA (the “Company Shareholder Approval”).
          SECTION 3.05 No Conflicts; Consents. (a) Except as set forth in the Company Disclosure Letter, the execution and delivery by the Company of this Agreement do not, and the consummation of the transactions contemplated by this Agreement will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, amendment, penalty, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company or any Company Subsidiary under, any provision of (i) the Company Charter, the Company Bylaws or the comparable charter or organizational documents of any Company Subsidiary, (ii) any contract, agreement, indenture, note, bond, mortgage, lease, franchise or agreement (each, a “Contract”), license or permit to which the Company or any Company Subsidiary is a party or is entitled to the benefit of or by which any of their respective assets is bound or (iii) subject to the filings and other matters referred to in Section 3.05(b), any judgment, injunction, order, consent, settlement agreement or other similar agreement or decree (“Judgment”) or statute, law, ordinance, rule, code or regulation (“Law”) in force at the Effective Time and applicable to the Company or any Company Subsidiary or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

          (b) No consent, approval, order, notification or authorization (“Consent”) of, or registration, or filing with, any United States, Canadian or foreign government (on the federal, state, county or local levels) or any court, tribunal, judicial or arbitral body of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (a “Governmental Entity”) is required to be obtained or made by or with respect to the Company or any Company Subsidiary in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated by this Agreement, other than (i) compliance with and filings and notifications under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (ii) the filing of the Statement of Merger with the Secretary of State of the State of Colorado and appropriate documents with the relevant authorities of the other jurisdictions in which the Company is qualified to do business, (iii) compliance with and such filings as may be required under applicable Environmental Laws, (iv) such filings as may be required in connection with the Taxes described in Section 6.08 and (v) such other Consents that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.
          SECTION 3.06 Financial Statements; Undisclosed Liabilities. (a) The Company Disclosure Letter sets forth true and complete copies of (i) the audited consolidated balance sheet of the Company and the Company Subsidiaries as of September 30, 2005 (the “Balance Sheet”) and the related audited consolidated statements of income and cash flow of the Company and the Company Subsidiaries for the fiscal year ended on such date, together with the notes thereto (the “2005 Company Financial Statements”), (ii) the audited consolidated balance sheet of the Company and the Company Subsidiaries as of September 30, 2004 and the related audited consolidated statements of income and cash flow of the Company and the Company Subsidiaries for the fiscal year ended on such date, together with the notes thereto (the “2004 Company Financial Statements” and, together with the 2005 Company Financial Statements, the “Annual Financial Statements”) and (iii) unaudited consolidated balance sheet of the Company and the Company Subsidiaries as of June 30, 2006 and the related consolidated statements of income and cash flow of the Company and the Company Subsidiaries for the nine-month period ending on such date (the “Interim Financial Statements” and, together with the Annual Financial Statements, the “Company Financial Statements”). The Company Financial Statements (i) were prepared in accordance with the books of account and other financial records of the Company and the Company Subsidiaries and (ii) have been prepared in conformity with United States generally accepted accounting principles (“GAAP”) consistently applied (except in each case as described in the notes thereto and, in the case of the Interim Financial Statements, subject to normal year-end adjustments and the absence of footnotes). The Company Financial Statements fairly present in all material respects the consolidated financial condition, results of operations and cash flows of the Company and the Company Subsidiaries as of the respective dates thereof and for the respective periods indicated.
          (b) The books of account and other financial records of the Company and the Company Subsidiaries: (i) reflect all items of income and expense and all assets and liabilities required to be reflected therein in accordance with GAAP applied on a basis consistent with the past practices of the Company and Company Subsidiaries, respectively and (ii) are in all material respects complete and correct, and do not contain or reflect any material inaccuracies or discrepancies.

          (c) The Company and the Company Subsidiaries do not have any material liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise, and whether or not required by GAAP to be reflected on a consolidated balance sheet of the Company or in the notes thereto) that are not reflected in the Balance Sheet or the Interim Financial Statements or incurred in the ordinary course of business.
          (d) None of the Company or any of the Company Subsidiaries is, or has at any time been, subject to the reporting requirements of Sections 13(a) and 15(d) of the Securities Exchange Act of 1934.
          SECTION 3.07 Absence of Certain Changes or Events. Except as disclosed in the Company Disclosure Letter, from the date of the Balance Sheet to the date of this Agreement, except as contemplated by this Agreement, (a) the Company and the Company Subsidiaries have conducted their respective businesses in the ordinary course consistent with past practice; (b) there has not occurred any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect; and (c) and during such period there has not been:
     (i) any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect;
     (ii) any split, combination or reclassification of any Company Capital Stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of Company Capital Stock;
     (iii) (A) any granting by the Company or any Company Subsidiary to any director, officer or employee of the Company or any Company Subsidiary of any increase in compensation, (B) any granting by the Company or any Company Subsidiary to any such director, officer or employee of any increase in severance or termination pay, or (C) any entry by the Company or any Company Subsidiary into any employment, severance or termination agreement with any such director, officer or employee, in each case, other than in the ordinary course of business consistent with past practice or as permitted by this Agreement;
     (iv) any incurrence of material indebtedness, by the Company or any Company Subsidiary, excluding intercompany indebtedness;
     (v) any termination or material amendment of any Contract that is material to the Company and the Company Subsidiaries taken as a whole to which the Company or any Company Subsidiary is a party, and neither the Company nor any Company Subsidiary has entered into any new Contract that is material to the Company and the Company Subsidiaries taken as a whole with any person, except in the ordinary course of business consistent with past practice;
     (vi) any change in accounting methods, principles or practices by the Company or any Company Subsidiary materially affecting the consolidated assets,

liabilities or results of operations of the Company, except insofar as may have been required by a change in GAAP; or
     (vii) any material elections with respect to Taxes by the Company or any Company Subsidiary or settlement or compromise by the Company or any Company Subsidiary of any material Tax liability or refund.
          SECTION 3.08 Taxes. (a) Each of the Company and each Company Subsidiary has timely filed, or has caused to be timely filed on its behalf, all Tax Returns required to be filed by it, and all such Tax Returns are true, complete and accurate, except to the extent any failure to file or any inaccuracies in any filed Tax Returns, individually or in the aggregate, have not had and would not have a Company Material Adverse Effect. All Taxes shown to be due on such Tax Returns, or otherwise owed, have been timely paid.
          (b) During the 3-year period immediately preceding the date of this Agreement, no written notice has been received by the Company or any Company Subsidiary from any Governmental Entity in any jurisdiction in which a Tax Return has not been filed claiming that a Tax Return must be filed by the Company or Company Subsidiary for that jurisdiction.
          (c) The 2005 Company Financial Statements reflect an adequate reserve for all Taxes payable by the Company and the Company Subsidiaries (in addition to any reserve for deferred Taxes to reflect timing differences between book and Tax items) for all Taxable periods and portions thereof through the date of such financial statements. Since the date of the 2005 Company Financial Statements, neither the Company nor any Company Subsidiary has incurred any Taxes other than Taxes incurred in the ordinary course of business.
          (d) No adjustment with respect to any material Taxes has been proposed (formally or informally), asserted or assessed against the Company or any Company Subsidiary, and no requests for waivers of the time to assess any such Taxes are pending.
          (e) All material Taxes that have been required to be withheld with respect to all employees, consultants or independent contractors of the Company or any Company Subsidiary have been timely remitted to the applicable Tax authority.
          (f) No Tax Return is currently under audit and no written notice of any such audit or similar examination has been received. All assessments for Taxes due with respect to such completed and settled examinations or any concluded litigation have been fully paid.
          (g) There are no Liens for Taxes (other than for current Taxes not yet due and payable or, with respect to property Taxes payable without penalty) on the assets of the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary is bound by any agreement with respect to Taxes.
          (h) None of the Company or any Company Subsidiary is a party to any agreement or arrangement that would result, separately or in the aggregate, in the actual or deemed payment by the Company or a Company Subsidiary of any “excess parachute payments”

within the meaning of section 280G of the Code (without regard to section 280G(b)(4) of the Code).
          (i) None of the Company or any Company Subsidiary has any liability under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign law) by reason of the Company or any Company Subsidiary being included in any consolidated, affiliated, combined or unitary group of any other person at any time before the Closing Date.
          (j) None of the Company or any Company Subsidiary (i) has or is projected to have an amount includable in its income for the current taxable year under section 951 of the Code, (ii) has been a passive foreign investment company within the meaning of section 1297 of the Code, (iii) has an unrecaptured overall foreign loss within the meaning of section 904(f) of the Code or (iv) has participated in or cooperated with an international boycott within the meaning of section 999 of the Code.
          (k) None of the Company or any Company Subsidiary has any (i) income reportable for a period ending after the Closing Date but attributable to a transaction (e.g., an installment sale) occurring in, or a change in accounting method made for, a period ending on or prior to the Closing Date that resulted in a deferred reporting of income from such transaction or from such change in accounting method (other than a deferred intercompany transaction ) or (ii) deferred gain or loss arising out of any deferred intercompany transaction.
          (l) For purposes of this Agreement:
          “Taxes” means all Federal, state, provincial, local and foreign taxes, and other assessments of a similar nature including all interest, penalties and additions imposed with respect to such amounts.
          “Tax Return” means all Federal, state, provincial, local, and foreign Tax returns, declarations, statements, reports, schedules, forms and information returns and any amended Tax return relating to Taxes.
          SECTION 3.09 Absence of Changes in Benefit Arrangements. From the date of the Balance Sheet to the date of this Agreement, there has not been any adoption or amendment in any material respect by the Company or any Company Subsidiary of any collective bargaining agreement or any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, restricted stock, phantom stock, retiree medical or life insurance, supplemental retirement, vacation, severance, disability, death benefit, hospitalization, medical or other plan, arrangement or understanding (whether or not legally binding) providing benefits to any current or former employee, officer or director of the Company or any Company Subsidiary, or any employment, termination, severance or other contract or agreement to which the Company or any Company Subsidiary is a party (collectively, “Company Benefit Arrangements”).
          SECTION 3.10 U.S. Employee Benefit Plans.
          (a) The Company Disclosure Letter sets forth a complete and correct list of (i) all employee benefit plans, as defined in Section 3(3) of the Employee Retirement Income

Security Act of 1974, as amended (“ERISA”), (ii) all Company Benefit Arrangements, (iii) all employee benefit plans for which the Company or any Company Subsidiary could incur liability under Section 4069 of ERISA in the event such plan has been or were to be terminated and (iv) all plans in respect of which the Company or any Company Subsidiary could incur liability under Section 4212(c) of ERISA, in each case that are maintained, contributed to or sponsored by the Company or any Company Subsidiary on behalf of current or former directors, officers, consultants or employees of the Company or any Company Subsidiary that are governed by United States law (collectively, the “U.S. Company Benefit Plans”).
          (b) With respect to each U.S. Company Benefit Plan, to the extent applicable, the Company has furnished Parent with a complete and accurate copy of (i) the plan document or other governing contract, as amended, (ii) the most recently distributed summary plan description and summary of material modifications, (iii) the most recently received determination letter from the United States Internal Revenue Service (the “IRS”)and (iv) the most recent annual report filed on Internal Revenue Service Form 5500.
          (c) The U.S. Company Benefit Plans have been operated and administered, and have received contributions, in all material respects in accordance with their terms and the applicable requirements of the Code and applicable Law, and nothing has occurred with respect to the operation of the U.S. Company Benefit Plans that would cause the imposition of any penalty or excise tax to the Company or to any Company Subsidiary under ERISA or the Code.
          (d) Except as disclosed in the Company Disclosure Letter, no Company Benefit Plan is subject to Section 412 of the Code or Title IV of ERISA, or a multiemployer plan within the meaning of Section 3(37)(A) of ERISA.
          (e) Except as disclosed in the Company Disclosure Letter, none of the Company or any Company Subsidiary maintain or have an obligation to contribute to, or provide coverage under, any retiree life or retiree health plans or arrangements which provide for continuing benefits or coverage for current or former officers, directors or employees of the Company or any Company Subsidiary, except (i) as may be required under part 6, Subtitle B of Title I of ERISA or (ii) pursuant to a medical expense reimbursement account described in Section 125 of the Code.
          (f) Each U.S. Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code has timely received a favorable determination letter from the IRS covering all of the provisions applicable to the U.S. Company Benefit Plan for which determination letters are currently available that the U.S. Company Benefit Plan is so qualified, each trust established in connection with any U.S. Company Benefit Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a determination letter from the IRS that it is so exempt, and no fact or event has occurred since the date of such determination letter or letters from the IRS to adversely affect the qualified status of any such U.S. Company Benefit Plan or the exempt status of any such trust.
          SECTION 3.11 Canadian Employee Benefits Plans.

          (a) The Company Disclosure Letter sets forth a complete and correct list of all Company Benefit Arrangements that are maintained, contributed to or sponsored by the Company or any Company Subsidiary on behalf of current or former directors, officers, consultants or employees of the Company or any Company Subsidiary that are governed by Canadian law (collectively, the “Canadian Employee Benefit Plans” and, together with the U.S. Employee Benefit Plans, the “Company Benefit Plans”).
          (b) Current and complete copies of all Canadian Employee Benefit Plans have been provided or made available to Parent, together with current and complete copies of the following documents, as applicable: (i) the most recent trust agreement, funding agreement or insurance contract; (ii) the most recent financial statement, accounting statement, annual information return and actuarial report; and (iii) the most recently distributed summary plan description and summary of material modifications.
          (c) No Canadian Employee Benefit Plan is a multi-employer pension plan as defined under the provisions of applicable federal or provincial pension standards legislation.
          (d) The Canadian Employee Benefit Plans are currently in compliance in all material respects with applicable Law. The Canadian Employee Benefit Plans have been operated and administered, and have received contributions, in all material respects in accordance with their terms and no Taxes, penalties or fees are owing or eligible under any Canadian Employee Benefit Plan, and there are no liabilities or contingent liabilities in respect of any pension, benefit or compensation plan that has been discontinued. Any funding medium established in connection with a Canadian Employee Benefit Plan has been operated and administered, and its assets invested, in all material respects in accordance with the terms of such funding medium and such Canadian Employee Benefit Plan.
          (e) No Canadian Employee Benefit Plan promises or provides retiree health benefits or retiree life insurance benefits or any other non-pension post-retirement benefits to any person.
          SECTION 3.12 Litigation. As of the date of this Agreement there is no suit, action or proceeding pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary, or any property or asset of the Company or any Company Subsidiary, that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect or seeks to materially delay or to prevent the consummation of the transactions contemplated hereby, nor is there any Judgment outstanding against or, to the knowledge of the Company, continuing investigation by any Governmental Entity of, the Company, any Company Subsidiary, or any property or asset of the Company or any Company Subsidiary that has had or would reasonably be expected to have a Company Material Adverse Effect.
          SECTION 3.13 Compliance with Applicable Laws. As of the date of this Agreement, the Company and the Company Subsidiaries are in compliance in all material respects with all applicable Laws. This Section 3.13 does not relate to matters with respect to Taxes, which are the subject of Section 3.08, or environmental matters, which are the subject of Section 3.18.

          SECTION 3.14 Property Interests. The Company Disclosure Letter sets forth a description that is true and complete in all material respects of the Property Interests. The Company and the Company Subsidiaries have such title or leasehold interest to the Property Interests as is necessary to permit the operation of such properties, substantially in the manner such properties are currently operated by the Company and the Company Subsidiaries as of the date hereof and, except as disclosed in the Company Disclosure Letter, are free and clear of any and all material Liens. There has been no actual, and the Company does not have knowledge of any, proposed condemnation, requisition or taking by any Governmental Authority of any material portion of the Property Interests. With respect to each Property Interest that is a leasehold interest, neither the Company nor any Company Subsidiary has received any notice of termination, cancellation, breach or default under the lease creating such Property Interest, neither the Company nor any Company Subsidiary is in breach of or default under any such lease, and, to the Company’s knowledge, no other party to any such lease is in breach thereof or in default thereunder. For purposes of this Agreement, “Property Interests” means all real property and mineral interests owned, leased, licensed or otherwise held by the Company or any of the Company Subsidiaries as of the date hereof.
          SECTION 3.15 Personal Property. The Company and the Company Subsidiaries have good and marketable title to any Personal Property owned by them that is necessary to operate the business of the Company and the Company Subsidiaries in all material respects as currently conducted, and good and valid leasehold interests in any Personal Property leased by the Company or any of the Company Subsidiaries that is necessary to operate the business of the Company and the Company Subsidiaries in all material respects as currently conducted, in each such case free and clear of any and all material Liens. The Personal Property is maintained in such operating condition and state of repair as is necessary to operate the business of the Company and the Company Subsidiaries in all material respects as currently conducted, ordinary wear and tear excepted. For purposes of this Agreement, “Personal Property” means all equipment, machinery and other personal property owned or leased by the Company or any of the Company Subsidiaries, in each case with an original cost of more than $500,000.
          SECTION 3.16 Material Contracts. (a) Except as set forth in the Company Disclosure Letter, as of the date hereof, neither the Company nor any Company Subsidiary is a party to or bound by:
     (i) any Contract for the purchase, sale or lease of real property or mineral interests for a purchase price in excess of $2 million or with aggregate leasehold payments in excess of $2 million per annum;
     (ii) any Contract for the purchase, sale or lease of any personal property at a purchase price in excess of $2 million or with aggregate payment obligations in excess of $2 million per annum;
     (iii) any Contract for the employment of any person, as an officer, employee or consultant, (i) with annual compensation in excess of $250,000, or (ii) pursuant to which annual compensation in excess of $250,000 was paid in respect of the 2005 calendar year, including any Contract relating to the management of the Company or any of the Company Subsidiaries;

     (iv) any Contract for the borrowing of money in excess of $2 million including any contract evidencing or related to indebtedness, obligation or liability for borrowed money, or liability for the deferred purchase price of property, in excess of $2 million (excluding trade payables incurred in the ordinary course of business consistent with past practice);
     (v) any Contract for any partnership, joint venture or other arrangement involving a sharing of profits that has revenue reasonably likely to be in excess of $2 million for the year ending December 31,2006;
     (vi) any Company IP Agreement that is material to the business of the Company and the Company Subsidiaries, taken as a whole;
     (vii) any Contract with any union or collective bargaining organization;
     (viii) any Contract relating to capital expenditures involving future payments that, together with future payments under all other agreements, contracts or commitments relating to the same capital project, exceed $2 million;
     (ix) any Contract granting any person or entity a royalty interest or any other similar right, title or interest in or to any Property Interest or the production of minerals therefrom; or
     (x) any other Contract, whether or not in the ordinary course, which (i) is material to the business of the Company and the Company Subsidiaries taken as a whole, or (ii) the absence of which would have a Company Material Adverse Effect.
          (b) Except as set forth in the Company Disclosure Letter, all Contracts required to be listed in the Company Disclosure Letter in connection with Section 3.16(a) (the “Material Contracts”) are valid, binding and in full force and effect and are enforceable by the Company or the applicable Company Subsidiary in accordance with their terms, except for such failures to be valid, binding, in full force and effect or enforceable that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company or the applicable Company Subsidiary has performed all material obligations required to be performed by it under the Material Contracts, and it is not (with or without the lapse of time or the giving of notice, or both) in breach or default in any respect thereunder and, to the knowledge of the Company, no other party to any Material Contract is (with or without the lapse of time or the giving of notice, or both) in breach or default in any respect thereunder, except for such noncompliance, breaches and defaults that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. None of the Company and the Company Subsidiaries has received any written notice of the intention of any party to terminate any Material Contract. Complete and correct copies of all Material Contracts, together with all modifications and amendments thereto, have been made available to Parent.
          SECTION 3.17 Employment and Labor Matters.

          (a) The Company and the Company Subsidiaries employ sufficient skilled employees, or have entered into agreements for the supply to the Company and the Company Subsidiaries, of sufficient skilled employees as required to conduct the business of, and operate the assets owned by, the Company and the Company Subsidiaries in all material respects as currently conducted.
          (b) As of the date of this Agreement there are no collective bargaining or other labor union agreements to which the Company or any of the Company Subsidiaries is a party other than as set forth in the Company Disclosure Letter. As of the date of this Agreement, there is no material labor dispute, strike, slowdown or work stoppage against the Company or any Company Subsidiary pending, or to the knowledge of the Company, threatened that may materially interfere with the respective business activities of the Company or any Company Subsidiary. During the 3-year period preceding the date of this Agreement, neither the Company nor any of the Company Subsidiaries has experienced any organized strikes, work stoppages or lockouts due to labor disagreements.
          (c) The Company and the Company Subsidiaries are in material compliance with all statutory and contractual obligations relating to their employees with respect to payroll deductions or remittances which they are required by agreement or by statute to collect and remit to any Governmental Entities in connection with their employees.
          SECTION 3.18 Environmental Matters.
          (a) Except as disclosed in the Company Disclosure Letter, as of the date of this Agreement, each of the Company and the Company Subsidiaries has obtained all licenses, permits, authorizations, approvals and consents from Governmental Entities which are required under any applicable Environmental Law in respect of its business, properties, assets and operations (“Environmental Permits”), except (i) for such permits as to which a due and proper application is pending, and (ii) for such failures to have Environmental Permits which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. Each of such Environmental Permits is in full force and effect, and each of the Company and the Company Subsidiaries is, and for the past 3 years has been, in material compliance with the terms and conditions of all such Environmental Permits. Each of the Company and the Company Subsidiaries is in compliance in all material respects with all applicable Environmental Laws, except for instances of noncompliance that, individually and in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.
          (b) Except as disclosed in the Company Disclosure Letter, as of the date of this Agreement, there is no Environmental Claim filed, pending, or, to the knowledge of the Company, threatened, against the Company or any of the Company Subsidiaries that, individually or in the aggregate, has had or would be reasonably expected to have a Company Material Adverse Effect.
          (c) Except as disclosed in the Company Disclosure Letter, neither the Company nor any Company Subsidiary (i) has entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial order relating to compliance with

Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials and, to the knowledge of the Company, no investigation, litigation or other proceeding is pending or threatened in writing with respect thereto, or (ii) is an indemnitor in connection with any threatened or asserted claim by any third party indemnitee for any liability under any Environmental Law or relating to any Hazardous Materials.
          (d) None of the real property owned or leased by the Company or any Company Subsidiary is listed or, to the knowledge of the Company, proposed for listing on the “National Priorities List” or the Comprehensive Environmental Response, Compensation and Liability Information System under CERCLA, or any similar state or foreign list of sites requiring investigation or cleanup.
          (e) For the past 3 years, no Hazardous Material has been released in a reportable quantity at, to or from, or transported offsite from, any property currently owned or operated by the Company or a Company Subsidiary, by the Company or a Company Subsidiary, other than in accordance with Environmental Law, and the Company and the Company Subsidiaries have complied with all reporting requirements under Environmental Laws with respect to releases of Hazardous Materials on the real property owned or leased by the Company or any Company Subsidiary and, to the knowledge of the Company, no material remedial action is required under any Environmental Law in respect of any reportable release of any Hazardous Material on any of the real property owned or leased by the Company or any Company Subsidiary.
          (f) As used in this Agreement:
     (i) “Environmental Claim” means any claim, action, cause of action, order, investigation or notice (written or oral) by any person alleging potential or actual liability (including, without limitation, potential or actual liability for investigation, evaluation, cleanup, removal actions, remedial actions, response actions, natural resources damages, property damages, personal injuries or penalties) arising out of, based on or resulting from any Environmental Law, including any claim under the Federal Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. 9601 et seq. (“CERCLA”), and shall include any request for information under CERCLA or any comparable state or local Law.
     (ii) “Environmental Law” means any Law relating to (a) the environment or pollution, environmental matters, the protection of the environment or natural resources, or the protection of human health and safety, (b) actual or threatened emissions, discharges, or releases, including migration, of pollutants, contaminants, chemicals or solids, industrial, toxic or hazardous substances, wastes or constituents into the environment, and (c) the presence, manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.
     (iii) “Hazardous Materials” means (a) any petroleum or petroleum products or by-products, asbestos or asbestos-containing materials and radioactive materials, (b) any chemicals, constituents, materials, or substances defined or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous substances,” “toxic substances” and related materials, as such materials are defined in any Environmental Law, and (c) any other chemical, material or substance, exposure to which is prohibited, limited or regulated by any Governmental Entity.
          SECTION 3.19 Accounts Receivable. All accounts receivable of the Company and the Company Subsidiaries, including those reflected on the Balance Sheet and those that have arisen since the date of the Balance Sheet and have not yet been collected, represent obligations of the customers of the Company and/or the Company Subsidiaries, as the case may be, arising from bona fide transactions entered into in the ordinary course of business.
          SECTION 3.20 Permits. The Company and the Company Subsidiaries possess all material Permits which are required in order to operate their respective businesses as currently operated. All of the Permits are, in all material respects, in full force and effect and the Company and the Company Subsidiaries are not in violation in any material respect of any Permit. No proceedings for the suspension or cancellation of any material Permits are pending or, to the Company’s knowledge, threatened.
          SECTION 3.21 Insurance. The Company maintains insurance policies covering the assets, business, equipment, properties, operations, employees, officers and directors of the Company and the Company Subsidiaries (collectively, the “Company Insurance Policies”) which are of the type and in amounts and covering such risks as are consistent with customary practices and standards of companies engaged in businesses and operations similar to those of the Company and the Company Subsidiaries. All of the Company Insurance Policies are in full force and effect and there is no default with respect to any provision contained in any such policy by the Company or any of the Company Subsidiaries. To the Company’s knowledge, there are no claims by the Company or any of the Company Subsidiaries pending under any of the Company Insurance Policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies other than such claims as have not had and would not reasonably be expected to have a Company Material Adverse Effect.
          SECTION 3.22 Brokers. No broker, investment banker, financial advisor or other person, other than UBS Securities LLC, the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.
          SECTION 3.23 Shareholder Representative. Each Company Shareholder, pursuant to an agreement entered into on the date hereof, appointed the Shareholder Representative as the sole representative of such Company Shareholder to act as the agent and on behalf of such Company Shareholder for the purposes of (A) review of the Statement; (B) preparation of the Notice of Disagreement in accordance with Section 2.04, if applicable; (C) delivering funds to Parent pursuant to Section 2.04, if applicable; (D) acceptance of funds and delivery of wire transfer instructions to Parent pursuant to Section 2.04, if applicable; (E) conducting the Physical Inventory Count in accordance with Section 2.05; (F) delivering funds to Parent pursuant to Section 2.05(b), if applicable; (G) acceptance of funds and delivery of wire instructions to Parent pursuant to Section 2.05(c), if applicable; (H) the taking of the actions contemplated by Exhibit C and (I) taking any and all other actions and doing any and all other things provided in or contemplated by this Agreement to be performed by the Shareholder Representative on behalf of the Company Shareholders. As the representative of the Company Shareholders, the Shareholder Representative shall act as the agent for all such persons, shall have authority to bind each such person in accordance with this Agreement, and Parent may rely on such appointment and authority.
          SECTION 3.24 Inventory. The Company or a Company Subsidiary, as the case may be, has good and marketable title to the Inventory, free and clear of all Liens. Section 3.24 of the Company Disclosure Letter sets forth a complete list of the addresses of all warehouses and other facilities in which Inventory is located.
          SECTION 3.25 Customers. Section 3.25 of the Company Disclosure Letter lists each customer that was, based on sales to such customer during fiscal year 2005, one of the 10 largest customers of the Company and the Company Subsidiaries, taken as a whole, during such fiscal year. To the knowledge of the Company, none of the Company or any Company Subsidiary has received any notice that any such customer has ceased, or will cease, to purchase products of the Company and the Company Subsidiaries, or has substantially reduced or will substantially reduce the use of such products, in either case such as has had or would reasonably be expected to have a Company Material Adverse Effect.
          SECTION 3.26 Certain Interests. No shareholder, officer or director of the Company or any Company Subsidiary and no relative or spouse (or relative of such spouse) who resides with, or is a dependent of, any such shareholder, officer or director: (a) has any direct or indirect financial interest in any competitor, supplier or customer of the Company or any Company Subsidiary; provided, however, that the ownership of securities representing no more than two percent of the outstanding voting power of any competitor, supplier or customer and that are also listed on any national securities exchange, shall not be deemed to be a “financial interest” so long as the person owning such securities has no other connection or relationship with such competitor, supplier or customer; (b) owns, directly or indirectly, in whole or in part, or has any other interest in any tangible or intangible property that the Company or any Company Subsidiary uses or has used in the conduct of their respective businesses or otherwise; or (c) has any outstanding indebtedness to the Company or any Company Subsidiary.
          SECTION 3.27 Intellectual Property. The Company or a Company Subsidiary is the exclusive owner of the entire right, title and interest in and to, or is otherwise the due lessee or licensee of, all Intellectual Property that is necessary to operate the business of the Company and the Company Subsidiaries as currently conducted. To the knowledge of the Company, (a) the conduct of the business of the Company or any Company Subsidiary as currently conducted does not infringe or misappropriate the Intellectual Property of any third party, (b) no action alleging that the conduct of the business of the Company or any Company Subsidiary as currently conducted infringes or misappropriates the Intellectual Property of any third party is pending and (c) no unresolved, written claim has been threatened or asserted against the Company or any Company Subsidiary alleging that the conduct of the business of the Company or any Company Subsidiary as currently conducted infringes or misappropriates the Intellectual Property of any third party.

ARTICLE IV
Representations and Warranties of Parent and Sub
Parent and Sub, jointly and severally, represent and warrant to the Company that:
          SECTION 4.01 Organization, Standing and Power. Each of Parent and Sub is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has the requisite corporate power and authority to conduct its businesses as presently conducted. Each of Parent and Sub is duly qualified to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary, except for jurisdictions in which the failure to be so qualified would not, individually or in the aggregate, have a Parent Material Adverse Effect.
          SECTION 4.02 Authority; Execution and Delivery, Enforceability. Each of Parent and Sub has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Transactions. The execution and delivery by each of Parent and Sub of this Agreement and the consummation by it of the transactions contemplated hereby has been duly authorized by all necessary corporate action on the part of Parent and Sub. No action by the shareholders of Parent or Sub is required to adopt and approve this Agreement and the Merger other than the approval of this Agreement by Parent as the sole shareholder of Sub. Parent, as sole shareholder of Sub, has approved this Agreement. Each of Parent and Sub has duly executed and delivered this Agreement, and this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms. To the knowledge of the Parent, the transactions contemplated hereby, including the Offering and the Financing, do not require the approval of the shareholders of Parent.
          SECTION 4.03 No Conflicts; Consents. (a) The execution and delivery by each of Parent and Sub of this Agreement do not, and the consummation of the transactions contemplated by this Agreement will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any person under, or result in the creation of any Lien upon any of the properties or assets of Parent or any of its subsidiaries under, any provision of (i) the charter or organizational documents of Parent or any of its subsidiaries, (ii) any material Contract to which Parent or any of its subsidiaries is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 4.03(b), any material Judgment or material Law applicable to Parent or any of its subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.
          (b) No material Consent of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to Parent or any of its subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated by this Agreement, other than (i) compliance with and filings and notifications under the HSR Act, (ii) the filing of the Statement of Merger with the Secretary of State of the State of Colorado, (iii) notification to and approval by The Toronto Stock Exchange, (iv) any Consents required in connection with the Offering, (v) compliance with and such Consents as may be required under applicable Environmental Laws, (vi) such filings as may be required in connection with the taxes described in Section 6.08, (vii) Consents that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect and (viii) Consents as are set forth in the letter, dated as of the date of this Agreement, from Parent to the Company (the “Parent Disclosure Letter”).
          SECTION 4.04 Litigation. As of the date of this Agreement there is no suit, action or proceeding pending or, to the knowledge of Parent, threatened against Parent or any subsidiary of Parent that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect, nor is there any Judgment outstanding against Parent or any subsidiary of Parent that has had or would reasonably be expected to have a Parent Material Adverse Effect.
          SECTION 4.05 Investment Canada Act. Neither the Sub nor Parent is a non-Canadian for the purposes of the Investment Canada Act (Canada) nor will become so as a result of the Offering or otherwise prior to the Closing.
          SECTION 4.06 Brokers. No broker, investment banker, financial advisor or other person, other than GMP Securities L.P., the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with, the Merger and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent, other than persons to whom fees and expenses will be payable in connection with the Financing, which fees and expenses will be paid by Parent.
          SECTION 4.07 Financing. Parent has received a commitment letter with respect to proposed senior secured credit facilities, and Parent has cash available, that, together with such senior secured credit facilities and the proceeds of the Offering, is sufficient to consummate the Merger on the terms contemplated by this Agreement. A correct and complete copy of such commitment letter has been provided to the Company. The financing required to consummate the Merger and to pay related fees and expenses is collectively referred to in this Agreement as the “Financing”.
          SECTION 4.08 No Additional Representations.
          (a) Parent acknowledges that (i) none of the Company nor any of the Company Subsidiaries has made any representation or warranty, expressed or implied, as to the Company or any of the Company Subsidiaries or the accuracy or completeness of any information regarding the Company or the Company Subsidiaries furnished or made available to Parent and its representatives, except as expressly set forth in this Agreement or the Company Disclosure Letter, (ii) Parent has not relied on any representation or warranty from the Company, any of the Company Subsidiaries or any other person in determining to enter into this Agreement, except as expressly set forth in this Agreement and the Company Disclosure Letter and (iii) none of the Company, any of the Company Subsidiaries nor any other person shall have or be subject to any liability to Parent or any other person resulting from the distribution to Parent, or Parent’s use of, any such information, including any information, documents or material made available to Parent in any “data rooms,” management presentations or in any other form in expectation of the transactions contemplated by this Agreement. The Company and each of the Company Subsidiaries expressly disclaims any and all representations and warranties, express or implied, as to merchantability or fitness for any particular purpose, and the assets of the Company and the Company Subsidiaries are in an “as is” condition, except as otherwise expressly set forth in this Agreement and the Company Disclosure Letter.
          (b) The Company acknowledges that (i) neither Parent nor Sub has made any representation or warranty, expressed or implied, as to Parent or Sub or the accuracy or completeness of any information regarding Parent or Sub furnished or made available to the Company and its representatives, except as expressly set forth in this Agreement or the Parent Disclosure Letter, (ii) the Company has not relied on any representation or warranty from Parent or Sub in determining to enter into this Agreement, except as expressly set forth in this Agreement and the Parent Disclosure Letter and (iii) neither Parent nor Sub shall have or be subject to any liability to the Company or any other person resulting from the distribution to the Company, or the Company’s use of, any such information, including any information, documents or material made available to the Company in any “data rooms,” management presentations or in any other form in expectation of the transactions contemplated by this Agreement.
ARTICLE V
Covenants Relating to Conduct of Business
          SECTION 5.01 Conduct of Business by the Company. Except for matters set forth in the Company Disclosure Letter or otherwise contemplated by this Agreement, from the date of this Agreement to the Effective Time, the Company shall, and shall cause each Company Subsidiary to, conduct its business in the ordinary course in substantially the same manner as previously conducted and, to the extent consistent therewith, use all reasonable efforts to preserve intact its current business organization and keep available the services of its current officers and employees and its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with them. In addition, and without limiting the generality of the foregoing, except for matters set forth in the Company Disclosure Letter or otherwise contemplated by this Agreement, from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any Company Subsidiary to, do any of the following without the prior written consent of Parent, which consent, in the cases of Sections 5.01(e), (g), (i), (j), (1), (m), (n), and (q) below, shall not be unreasonably withheld or delayed:
          (a) (i) split, combine, subdivide or reclassify, directly or indirectly, any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (ii) purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of the Company or any Company Subsidiary or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

          (b) issue, deliver, sell, pledge, dispose of, encumber or grant or authorize the issuance, delivery, sale, pledge, disposition, encumbrance or grant of (i) any shares of its capital stock, (ii) any Voting Company Debt or other voting securities, (iii) any securities convertible into or exchangeable for, or any options, warrants or other rights to acquire, any such shares, Voting Company Debt, voting securities or convertible or exchangeable securities of the Company or any Company Subsidiary or (iv) any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units in the Company or any Company Subsidiary;
          (c) amend its articles of incorporation, bylaws or other comparable charter or organizational documents;
          (d) acquire or agree to acquire (including, without limitation, by way of merger or consolidation with, purchasing a substantial equity interest in or substantial portion of the assets of, or any business combination with, or by any other manner) any business or any corporation, partnership, joint venture, association or other business organization or division thereof;
          (e) (i) grant to any employee, officer or director of the Company or any Company Subsidiary any increase in compensation, (ii) grant to any employee, officer or director of the Company or any Company Subsidiary any increase in severance or termination pay, (iii) enter into any employment, severance or termination agreement with any such employee, officer or director, (iv) establish, adopt, enter into or amend in any material respect any collective bargaining agreement or Company Benefit Plan or (v) take any action to accelerate any rights or benefits, or make any material determinations not in the ordinary course of business consistent with prior practice, under any collective bargaining agreement or Company Benefit Plan;
          (f) make any change in accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of the Company, except insofar as may have been required by a change in GAAP;
          (g) sell, lease (as lessor), license or otherwise dispose of or subject to any Lien any material properties or assets of the Company or any Company Subsidiary, other than (i) sales of obsolete assets in the ordinary course of business consistent with past practice, (ii) sales of Inventory in the ordinary course of business and as otherwise permitted pursuant to Section 2.05 and (iii) Liens that are incurred in the ordinary course of business consistent with past practice;
          (h) (i) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any Company Subsidiary, guarantee any debt securities of another person, enter into any “keep well” or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for short-term borrowings incurred in the ordinary course of business consistent with past practice or (ii) make any loans, advances or capital contributions to, or investments in, any other person, other than to or in the Company or any direct or indirect wholly owned subsidiary of the Company;

          (i) enter into any contract or agreement other than in the ordinary course of business consistent with past practice;
          (j) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except as set forth in Section 5.01(j) of the Company Disclosure Letter;
          (k) authorize, or make any commitment with respect to, any single capital expenditure which is in excess of $2 million;
          (l) pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than in the ordinary course of business and consistent with past practice, of liabilities reflected or reserved against in the Balance Sheet or subsequently incurred in the ordinary course of business and consistent with past practice;
          (m) amend, modify or consent to the termination of any Material Contract, or amend, waive, modify or consent to the termination of the Company’s or any Company Subsidiary’s rights thereunder;
          (n) commence or settle any material action;
          (o) permit any item of Intellectual Property that is owned by the Company or any Company Subsidiary that is necessary for the operation of the business of the Company and the Company Subsidiaries, taken as a whole, as currently conducted to lapse or to be abandoned, dedicated or disclaimed;
          (p) make any material Tax election or settle or compromise any material Tax liability or refund; or
          (q) authorize any of, or commit or agree to take any of, the foregoing actions.
          SECTION 5.02 Other Actions. Except as expressly permitted by this Agreement, the Company and Parent shall not, and shall not permit any of their respective subsidiaries to, take any action that would, or that could reasonably be expected to, result in (i) any of the representations and warranties of such party set forth in this Agreement that is qualified as to materiality becoming untrue, (ii) any of such representations and warranties that is not so qualified becoming untrue in any material respect or (iii) or any condition to the Merger set forth in Article VII not being satisfied.
          SECTION 5.03 Advice of Changes. The Company and Parent shall promptly advise the other party orally and in writing of any change or event that has or would reasonably be expected to have a Company Material Adverse Effect or a Parent Material Adverse Effect, as applicable, provided that the delivery of such advisory pursuant to this Section 5.03 shall not limit or otherwise affect the remedies available hereunder to the party receiving such advisory.

ARTICLE VI
Additional Agreements
          SECTION 6.01 Company Shareholder Approval. The Company, simultaneously with the execution and delivery of this Agreement, shall deliver to Parent a certificate of the Secretary of the Company certifying that the Company Shareholder Approval has been obtained by written consent of Company Shareholders holding 100% of the Company Common Stock.
          SECTION 6.02 Access to Information; Confidentiality. The Company shall, and shall cause each of the Company Subsidiaries to, afford to Parent, and to Parent’s officers, employees, accountants, counsel, financial advisors and other representatives, reasonable access during normal business hours during the period prior to the Effective Time to their respective properties, books, contracts, commitments, personnel and records in a manner that does not unreasonably interfere with the conduct of the business of the Company or the Company Subsidiaries and, during such period, the Company shall, and shall cause each of the Company Subsidiaries to, furnish promptly to Parent all information concerning its business, properties and personnel as Parent may reasonably request; provided, however, that the Company and any of the Company Subsidiaries may withhold any document or information the disclosure of which would violate applicable Law or any Contract with a third party or would result in the waiver of any legal privilege or work product protection. If any material is withheld pursuant to the proviso to the preceding sentence, the Company shall inform Parent as to the general nature of what is being withheld. All information exchanged pursuant to this Section 6.02 shall be subject to the confidentiality agreement dated June 6, 2006 between the Company and Parent (the “Confidentiality Agreement”). The Company hereby waives the provisions of the Confidentiality Agreement as and to the extent necessary to permit the consummation of the transactions contemplated hereby.
          SECTION 6.03 Consents; Notifications. (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties shall take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings (including filings with Governmental Entities, if any) and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity including entering into any consent decree with any Governmental Entity and agreeing to dispose of any of the Company’s or any Company Subsidiary’s or Parent’s assets, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement. Without limiting the generality of the foregoing, each of the Company and Parent shall (i) as promptly as practicable after the date of this Agreement, but in any event no later than three calendar days after the date hereof, make any filing or notification required under the HSR Act with respect to the transactions contemplated by this Agreement and (ii) provide any supplemental information requested in connection therewith as promptly as practicable after such request is made. Each of the Company and Parent shall furnish to the other such information and assistance as the other may reasonably request in connection with its preparation of any filing or notification which is necessary under the HSR Act or which is otherwise requested by any Governmental Entity. The Company and Parent shall keep each other apprised of the status of any communications with, and inquiries or requests for additional information from, any Governmental Entity in connection with the transactions contemplated hereby.
          (b) The Company shall give prompt notice to Parent, and Parent or Sub shall give prompt notice to the Company, of (i) any representation or warranty made by it contained in this Agreement that is qualified as to materiality becoming untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect or (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement.
          (c) Parent shall inform the Company of the current status (including all material developments and in reasonable detail) of the Financing and the expected timing for closing of the Financing upon the reasonable inquiry of the Company and provide copies of material documentation related thereto to the Company as the Company may reasonably request in writing from time to time.
          SECTION 6.04 Benefit Plans. (a) For a period of one year after the Effective Time, Parent shall either (A) maintain or cause the Surviving Corporation (or, in the case of a transfer of all or substantially all the assets and business of the Surviving Corporation, its successors and assigns) to maintain the Company Benefit Plans at the benefit levels in effect on the date of this Agreement or (B) provide or cause the Surviving Corporation (or, in the case of a transfer of all or substantially all the assets and business of the Surviving Corporation, its successors and assigns) to provide benefits to employees of the Company and the Company Subsidiaries that are no less favorable in the aggregate to such employees than those provided to such employees under the Company Benefit Plans at the benefit levels in effect on the date of this Agreement.
          (b) From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation and its successors and assigns to, honor in accordance with their respective terms (as in effect on the date of this Agreement or as modified in accordance with Section 5.01(e)) all the Company’s employment, bonus, severance and termination and similar agreements, plans and policies.
          (c) With respect to any employee benefit plan maintained by Parent or any of its subsidiaries (including any severance plan or policy), for all purposes, including determining eligibility to participate, level of benefits and vesting, service with the Company or any Company Subsidiary shall be treated as service with Parent or any of its subsidiaries; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits.

          (d) Parent shall waive, or cause to be waived, any pre-existing condition limitation under any welfare benefit plan maintained by Parent or any of its affiliates (other than the Company) in which employees of the Company and the Company Subsidiaries (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitation would have been applicable under the comparable Company welfare benefit plan immediately prior to the Effective Time. Parent shall recognize, or cause to be recognized, the dollar amount of all expenses incurred by each Company employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the Effective Time.
          (e) Parent shall cause the Surviving Corporation to honor all vacation, personal and sick days accrued though the Effective Time by employees of the Company or any Company Subsidiary under the Company Benefit Plans as in effect on the date of this Agreement (or as modified in accordance with Section 5.01(e)).
          SECTION 6.05 Indemnification. (a) For a period six years after the Effective Time, Parent shall cause the Articles of Incorporation of the Surviving Corporation to contain provisions no less favorable with respect to indemnification of current and former directors and officers of the Company (each a “Covered Person”) than are contained in the Company Charter, unless otherwise required by Law.
          (b) For a period of six years after the Effective Time, the Surviving Corporation shall use its reasonable best efforts to maintain in effect the current policies of directors’ and officers’ liability insurance maintained by the Company (provided that the Surviving Corporation may substitute therefor policies with at least the same coverage and amounts containing terms and conditions which are not materially less favorable with respect to the Covered Persons) with respect to claims arising from or related to facts or events which occurred at or before the Effective Time; provided, however, that in no event shall the Surviving Corporation be required to expend pursuant to this Section 6.05(b) more than an amount per year equal to 200% of the current annual premiums paid by the Company for such insurance (which premiums the Company represents and warrants to be $99,549 in the aggregate); and provided, further, that, notwithstanding the foregoing proviso, for a period of six years after the Effective Time, the Surviving Corporation shall provide coverage to Covered Persons under its policies of directors’ and officers’ liability insurance that is no less favorable than it provides to its officers and directors.
          (c) For a period of fifteen years after the Effective Time, the Surviving Corporation shall use its reasonable best efforts to maintain in effect insurance against Environmental Claims relating to the Company with an insurance carrier(s) having a minimum AM Best rating of A- and with substantially the same coverage as the AISLIC Pollution Legal Liability Select Policy, Policy Number PLF 2677732, presently maintained by the Company and the Company Subsidiaries, naming the individuals on Exhibit D as individual insureds; provided, however, that in no event shall the Surviving Corporation be required to expend pursuant to this Section 6.05(c) more than an amount per year equal to 200% of the current annual premiums paid by the Company for such insurance (which premiums the Company represents and warrants to be $191,500 in the aggregate).
          (d) The covenants contained in this Section 6.05 are intended to be for the benefit of, and shall be enforceable by, each of the persons covered hereby and shall not be deemed exclusive of any other rights to which such person is entitled, whether pursuant to Law, Contract or otherwise.
          (e) In the event that (i) the Surviving Corporation or any of its successors or assigns consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, (ii) the Surviving Corporation or any of its successors or assigns transfers or conveys all or substantially all of its properties and assets to any person, or (iii) Parent or any affiliate of Parent effects a spin off (by way of dividend, distribution or otherwise), in whole or in part, of the Surviving Corporation, then, and in each such case, proper provision shall be made so that the successors or assigns of the Surviving Corporation shall succeed to and have the obligations set forth in this Section 6.05 or, at the option of Parent, Parent shall assume the obligations set forth in this Section 6.05.
          SECTION 6.06 Fees and Expenses. All fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated. Immediately prior to the Closing, the Company shall pay all legal, investment banking and other advisory fees and expenses incurred by it in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement, including, but not limited to, the fees and expenses of UBS Securities LLC referred to in Section 3.22.
          SECTION 6.07 Public Announcements. Parent and Sub, on the one hand, and the Company, on the other hand, shall consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange.
          SECTION 6.08 Transfer Taxes. All stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes (including interest, penalties and additions to any such Taxes) (“Transfer Taxes”) incurred in connection with the transactions contemplated by this Agreement including the Merger shall be paid by the Company, and the Company shall cooperate with Sub and Parent in preparing, executing and filing any Tax Returns with respect to such Transfer Taxes.
          SECTION 6.09 Offering and Prospectus. (a) As soon as practicable following the date hereof, Parent shall prepare and file the Preliminary Prospectus with the Securities Commissions under applicable Laws in connection with the Offering.

          (b) Parent shall, forthwith after any comments with respect to the Preliminary Prospectus have been received from the Securities Commissions, provide a copy of such comments and Parent’s proposed response to the Company.
          (c) As soon as practicable following the resolution of all comments with respect to the Preliminary Prospectus that have been received from the Securities Commissions and the date for filing requested by the underwriters of the Offering, Parent shall prepare and file the Prospectus with the Securities Commissions under the applicable Laws in connection with the Offering; and (ii) obtain an MRRS decision document from the Ontario Securities Commission dated the date of filing evidencing the issuance by the Securities Commission of receipts for the Prospectus, and shall take all other steps and proceedings and fulfill and comply with all securities and other regulatory requirements (including requirements of the Securities Commissions, The Toronto Stock Exchange, and applicable Governmental Authorities in Canada) in connection with the Offering.
          (d) It is understood and agreed that Parent shall in all circumstances bear sole legal responsibilities for the disclosure contained in the Preliminary Prospectus and the Prospectus and nothing in this Section 6.09 shall require the Company to provide any representations, warranties or indemnities to the Securities Commissions, The Toronto Stock Exchange, Parent, the Sub, any underwriters, placement agents, lenders, investors or any other person in connection with the foregoing.
          (e) The Company make available to Parent access to the books, records and personnel of the Company and the Company Subsidiaries as Parent shall from time to reasonably request in connection with its preparation of the Prospectus.
          (f) Parent shall not structure the Offering or the Financing in any manner which shall require the approval of the shareholders of Parent.
          SECTION 6.10 Parent Credit Facilities. At or before the Closing, Parent shall use its commercially reasonable efforts to negotiate and execute the senior secured credit facilities substantially consistent with the terms set forth in Exhibit E (the “Parent Credit Facilities”). Upon execution and delivery of the Parent Credit Facilities Parent shall, subject to terms of the Parent Credit Facilities, obtain borrowings under the Parent Credit Facilities as necessary to consummate the Merger and the other transactions contemplated hereby given the actual Offering size.
ARTICLE VII
Conditions Precedent
          SECTION 7.01 Conditions to Each Party’s Obligation To Effect The Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:
          (a) Antitrust. The waiting periods (and any extensions thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired. Any consents,

approvals and filings under any foreign antitrust Law, the absence of which would prohibit the consummation of Merger, shall have been obtained or made.
          (b) No Injunctions or Restraints. No temporary judgment issued by any court of competent jurisdiction or other Law preventing the consummation of the Merger shall be in effect; provided, however, that prior to asserting this condition, each of the parties shall have used their commercially reasonable efforts, after due consultation with the other parties, to prevent the entry of any such injunction or other order and to appeal as promptly as possible any such judgment that may be entered.
          SECTION 7.02 Conditions to Obligations of Parent and Sub. The obligations of Parent and Sub to effect the Merger are further subject to the satisfaction by the Company (or waiver by Parent) on or prior to the Closing Date of the following conditions:
          (a) Representations and Warranties. The representations and warranties of the Company in this Agreement shall be true and correct, without giving effect to any qualifications as to Company Material Adverse Effect contained therein, as of the date of this Agreement and as of the Closing Date as though made on the Closing Date; provided, however, that the foregoing condition shall be deemed satisfied unless the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had or would not reasonably be expected to have a Company Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect.
          (b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect.
          (c) Absence of Company Material Adverse Effect. Since the date of this Agreement there shall not have been any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.
          (d) Financing. Parent and Sub shall have obtained the Financing.
          (e) Legal Opinion. Parent shall have received from legal counsel to the Company a legal opinion, addressed to Parent and dated as of the Closing, addressing the matters set forth in Exhibit F.
          (f) FIRPTA. Each Company Shareholder shall have delivered to Parent and Sub a certificate as to the non-foreign status of such Company Shareholder pursuant to section 1.1445-2(b)(2) of the Treasury Regulations.
          SECTION 7.03 Condition to Obligation of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction by Parent and Sub (or waiver by the Company) on or prior to the Closing Date of the following conditions:

          (a) Representations and Warranties. The representations and warranties of Parent and Sub set forth in this Agreement shall be true and correct, without giving effect to any qualifications as to Parent Material Adverse Effect contained therein, as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date; provided, however, that the foregoing condition shall be deemed satisfied unless the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had or would not reasonably be expect to have a Parent Material Adverse Effect. The Company shall have received a certificate signed on behalf of Parent by the chief executive officer and the chief financial officer of Parent to such effect.
          (b) Performance of Obligations of Parent and Sub. Parent and Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by the chief executive officer and the chief financial officer of Parent to such effect.
          (c) Absence of Parent Material Adverse Effect. Since the date of this Agreement there shall not have been any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.
          (d) Sojitz Waiver. The Company shall have received the Sojitz Waiver and such Sojitz Waiver shall be in full force and effect as of the Closing Date.
          (e) Legal Opinion. The Company shall have received from legal counsel to Parent a legal opinion, addressed to the Company and dated as of the Closing, addressing the matters set forth in Exhibit G.
ARTICLE VIII
Termination, Amendment and Waiver
          SECTION 8.01 Termination. This Agreement may be terminated at any time prior to the Effective Time:
          (a) by mutual written consent of Parent, Sub and the Company;
          (b) by either Parent or the Company:
     (i) if the Merger is not consummated on or before October 31, 2006 (the “Outside Date”), unless the failure to consummate the Merger is primarily the result of a breach of this Agreement by the party seeking to terminate this Agreement;
     (ii) if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable; or

     (iii) in the event of a breach by the other party of any representation, warranty, covenant or other agreement contained in this Agreement which (A) would give rise to the failure of a condition set forth in Section 7.02(a) or 7.02(b) or Section 7.03(a) or 7.03(b), as applicable, and (B) cannot be or has not been cured within 15 days after the giving of written notice to the breaching party of such breach or the Outside Date, whichever is earlier (provided that the terminating party is not then in breach of any representation, warranty, covenant or other agreement that would give rise to a failure of a condition as described in clause (A) above).
          SECTION 8.02 Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Sub or the Company, other than the penultimate sentence of Section 6.02, Section 6.06, this Section 8.02 and Article IX, which provisions shall survive such termination, and nothing herein shall relieve any party from liability for any willful breach by a party of any representation, warranty or covenant set forth in this Agreement.
          SECTION 8.03 Amendment. This Agreement may be amended by the parties; provided, that there shall be made no amendment that by Law requires further approval by the Company Shareholders without the further approval of the Company Shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.
          SECTION 8.04 Extension: Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the proviso of Section 8.03, waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.
          SECTION 8.05 Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 8.01, an amendment of this Agreement pursuant to Section 8.03 or an extension or waiver pursuant to Section 8.04 shall, in order to be effective, require in the case of Parent, Sub or the Company, action by its Board of Directors or the duly authorized designee of its Board of Directors.
ARTICLE IX
General Provisions
          SECTION 9.01 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

          SECTION 9.02 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing (including by facsimile) and shall be deemed given upon receipt by the parties at the following addresses (or at such other address for a party as shall be specified by like notice):
(a)	if to Parent or Sub, to
Blue Pearl Mining Ltd.
6 Adelaide Street East
Suite 500
Toronto ON M5C 1H6
Fax: (416) 367-0182
Attention: Ian J. McDonald, Chairman and CEO
with a copy to
(which copy shall not constitute delivery of notice):
Cassels Brock & Blackwell LLP
40 King Street West
Suite 2100
Toronto ON M5H 3C2
Fax: (416) 350-6949
Attention: Paul M. Stein
(b)	if to the Company, to
Thompson Creek Metals Company
945 West Kenyon Avenue
Englewood, Colorado 80110
Fax: (303) 761-7420 Attention: Kevin Loughrey
with a copy to
(which copy shall not constitute delivery of notice):
McDermott, Will & Emery LLP
340 Madison Avenue
New York, New York 10017
Fax: (212) 547-5444
Attention: Thomas Sauermilch

and a copy to
(which copy shall not constitute delivery of notice):
Goodmans
355 Burrard Street, Suite 1900
Vancouver, British Columbia, Canada
V6C 2G8
Fax: (604) 682-7131
Attention: Paul Goldman
(c)	if to the Shareholder Representative, to
F. Steven Mooney
802 E. Stanford Avenue
Englewood, CO 80113
          SECTION 9.03 Definitions. For purposes of this Agreement:
          An “affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person.
          A “Business Day” means any day that is not a Saturday, Sunday or other day on which banks are required or authorized by Law to be closed in the cities of New York, New York or Toronto, Canada.
          “Code” means the U.S. Internal Revenue Code of 1986, as amended.
          “Company IP Agreements” means (i) licenses of Intellectual Property by the Company or any Company Subsidiary to any third party, (ii) licenses of Intellectual Property by any third party to the Company or any Company Subsidiary and (iii) agreements between the Company or any Company Subsidiary and any third party relating to the development or use of Intellectual Property.
          A “Company Material Adverse Effect” means (i) a material adverse effect on the business, properties, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole (other than effects relating to (A) the molybdenum mining industry in general that do not have a materially disproportionate impact on the Company and the Company Subsidiaries, taken as a whole, compared to other industry participants, (B) general economic, financial, securities market, regulatory or political conditions in the United States or elsewhere that do not have a materially disproportionate impact on the Company and the Company Subsidiaries, taken as a whole, (C) the announcement of this Agreement, (D) the relative values of the United States dollar and the Canadian dollar or (E) decreases in the price of molybdenum) or (ii) a material adverse effect on the ability of the Company to perform its obligations under this Agreement.
          “Company U.S. Entities” means the Company and the Company Subsidiaries other than Thompson Creek Mining Ltd., a Yukon corporation.

          “Dollars” and the sign “$” mean lawful money of the United States of America.
          “Intellectual Property” means (i) patents and patent applications, (ii) registered trademarks and domain names and (iii) registered copyrights, including copyrights in computer software and applications for registration thereof.
          “Inventory” means finished molybdenum products, beginning at the sulfide stage, of the Company and the Company Subsidiaries.
          “Inventory Adjustment” means the amount of any shortfall or excess of the Inventory Amount below 7.5 million pounds or above 7.9 million pounds, as the case may be, multiplied by $10.00 per pound.
          “MRRS” means the Mutual Reliance Review System of the Canadian securities regulators.
          “Offering” means a fully marketed public offering of common shares by way of Prospectus of Parent, or of subscription receipts entitling the holder thereof to receive common shares of Parent, with proceeds in either case as are required to consummate the Merger and the other transactions contemplated hereby.
          A “Parent Material Adverse Effect” means a material adverse effect on the ability of Parent or Sub to perform its obligations under this Agreement.
          “Payoff Amount” means an amount equal to the aggregate outstanding principal balance of the loans set forth in Exhibit H on the Closing Date.
          “Permit” means all licenses, permits, waivers and other governmental approvals and authorizations required by Law in order to own, lease, use, occupy and operate the assets of the Company and the Company Subsidiaries at the places and in the manner currently conducted and operated, other than Environmental Permits.
          A “person” means any individual, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.
          “Preliminary Prospectus” means the preliminary short form prospectus of Parent to be filed with the Securities Commissions in connection with the Offering, including any documents incorporated by reference therein.
          “Prospectus” means the final short form prospectus of Parent to be filed with the Securities Commissions in connection with the Offering, including any documents incorporated by reference therein.
          “Securities Commissions” means the applicable securities commission or other regulatory authority in each of the provinces and territories of Canada.
          “Shareholder Agreement” means the agreement dated as of the date hereof among Parent and the Company Shareholders.

          The “Shareholder Representative” means F. Steven Mooney, or such other Shareholder Representative as shall be appointed pursuant to the terms of the Shareholder Representative Agreement dated as of the date hereof among the Shareholder Representative and the Company Shareholders.
          The “Sojitz Waiver” means the waiver by Sojitz Moly Resources, Inc. of its rights, if any, under Section 16.3 and Exhibit H of the Exploration, Development and Mine Operating Agreement, dated as of June 12, 1997, between Thompson Creek Mining Ltd. and Sojitz Moly Resources, Inc. (formerly Nissho Iwai Moly Resources, Inc.).
          A “subsidiary” of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first person.
          The following terms have the meanings set forth in the Sections set forth below:

Term	Section
2004 Company Financial Statements	3.06(a)
2005 Company Financial Statements	3.06(a)
A/R Minimum Amount	2.04(a)
Accounts Receivable Consideration	2.01(c)
Accounting Firm	2.04(h)
Affiliate	9.03
Agreement	Preamble
Annual Financial Statements	3.06(a)
Auditors	2.05(a)
Balance Sheet	3.06(a)
Business Day	9.03
Canadian Employee Benefit Plans	3.11(a)
Cash Minimum Amount	2.04(a)
CBCA	Preamble
CERCLA	3.18(f)(i)
Closing	1.02
Closing A/R Amount	2.04(f)
Closing Cash Amount	2.04(d)
Closing Date	1.02
Code	9.03
Company	Preamble
Company Benefit Arrangements	3.09
Company Benefit Plans	3.11(a)
Company Board	3.04(b)
Company Bylaws	3.01
Company Capital Stock	3.03(a)
Company Charter	3.01

Term	Section
Company Common Stock	Preamble
Company Disclosure Letter	Article III
Company Financial Statements	3.06(a)
Company Insurance Policies	3.21
Company IP Agreements	9.03
Company Material Adverse Effect	9.03
Company Preferred Stock	3.03(a)
Company Shareholder Approval	3.04(c)
Company Shareholders	Preamble
Company Subsidiaries	3.01
Company U.S. Entities	9.03
Confidentiality Agreement	6.02
Consent	3.05(b)
Contract	3.05(a)
Covered Person	6.05(a)
Dollars	9.03
Effective Time	1.03
Environmental Claim	3.18(f)(i)
Environmental Law	3.18(f)(ii)
Environmental Permits	3.18(a)
ERISA	3.10(a)
Estimated Closing A/R Amount	2.04(c)
Estimated Closing Cash Amount	2.04(c)
Estimated Surplus A/R Amount	2.04(c)
Financing	4.07
GAAP	3.06(a)
Governmental Entity	3.05(b)
Hazardous Materials	3.18(f)(iii)
HSR Act	3.05(b)
Interim Financial Statements	3.06(a)
Intellectual Property	9.03
Inventory	9.03
Inventory Amount	2.05(a)
Inventory Adjustment	9.03
IRS	3.10(b)
Judgment	3.05(a)
Law	3.05(a)
Liens	3.02(a)
Master Account Bank	2.04(e)
Material Contracts	3.16(b)
Merger	Preamble
Merger Consideration	2.01(c)(1)
MRRS	9.03
New Master Account	2.04(e)
Notice of Disagreement	2.04(g)

Term	Section
Offering	9.03
Original Master Account	2.04(e)
Outside Date	8.01(b)(i)
Parent	Preamble
Parent Credit Facilities	6.10
Parent Disclosure Letter	4.03(b)
Parent Material Adverse Effect	9.03
Payoff Amount	9.03
Per Share Cash Consideration	2.01(c)(1)
Per Share Contingent Consideration	Exhibit C
Permit	9.03
Person	9.03
Personal Property	3.15
Physical Inventory Count	2.05(a)
Preliminary Prospectus	9.03
Property Interests	3.14
Prospectus	9.03
Securities Commissions	9.03
Shareholder Account	2.04(e)
Shareholder Agreement	9.03
Shareholder Representative	9.03
Sojitz Waiver	9.03
Statement	2.04(f)
Statement of Merger	1.03
Sub	Preamble
Subsidiary	9.03
Surplus A/R Amount	2.04(b)
Surviving Corporation	1.01
Tax Return	3.08(1)
Taxes	3.08(1)
Transfer Taxes	6.08
U.S. Company Benefit Plans	3.10(a)
U.S. Receivables Proceeds	2.04(e)
Voting Company Debt	3.03(a)
          SECTION 9.04 Interpretation; Disclosure Letters. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any reference to the Company after the Effective Time shall mean the Surviving Corporation. Any matter disclosed in any section of the Company Disclosure Letter or the Parent Disclosure Letter shall be deemed disclosed for the purposes of the specific Sections of this Agreement to which such section relates as well as any other Section of this Agreement to the extent (and only to the extent) that the disclosure sets forth facts in sufficient detail so that the relevance of such disclosure for such other Section is reasonably apparent to the reader. The mere inclusion of an item in the Company Disclosure Letter or the Parent Disclosure Letter as an exception to a representation or warranty shall not be deemed an admission by the Company that such item represents an exception or material fact, event or circumstance or that such item is reasonably likely to have a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable.
          SECTION 9.05 Knowledge. The words “knowledge of the Company” and “Company’s knowledge” mean receipt of notice by, or actual knowledge of, the individuals set forth on Section 9.05 of the Company Disclosure Letter. The words “knowledge of Parent” mean receipt of notice by, or actual knowledge of, the individuals set forth on Section 9.05 of the Parent Disclosure Letter.
          SECTION 9.06 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.
          SECTION 9.07 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.
          SECTION 9.08 Entire Agreement; No Third-Party Beneficiaries. This Agreement, taken together with the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement, (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and (b) except for the provisions of Article II and Section 6.05, are not intended to confer upon any person other than the parties any rights or remedies.
          SECTION 9.09 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof, except to the extent the laws of Colorado are mandatorily applicable to the Merger.

          SECTION 9.10 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties, except that Parent or Sub may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to any affiliate of Parent, but no such assignment shall relieve Parent or Sub of any of its obligations under this Agreement. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.
          SECTION 9.11 Enforcement; Jurisdiction; WAIVER OF JURY TRIAL. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any New York state court or, any Federal court located in the State of New York, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any New York state court or any federal court located in the State of New York in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than any New York state court or, any Federal court sitting in the State of New York and (d) WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY ACTION RELATED TO OR ARISING OUT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

          IN WITNESS WHEREOF, Parent, Sub, the Company and the Shareholder Representative (with respect to Sections 3.23, 2.04 and 2.05 only) have duly executed this Agreement, all as of the date first written above.

BLUE PEARL MINING LTD.

by

Name:
Title:

BLUE PEARL USA LTD.

by

Name:
Title:

THOMPSON CREEK METALS COMPANY

by

Name:
Title: President

F. STEVEN MOONEY, as the Shareholder Representative (with respect to Sections 3.23, 2.04 and 2.05 only)

EXHIBIT A
Articles of Incorporation of Sub
ARTICLES OF INCORPORATION
OF
BLUE PEARL USA LTD.
     The person listed below in Article IV, acting as incorporator of a corporation under the Colorado Business Corporation Act, adopts the following Articles of Incorporation for such corporation.
Article I.
Name
     The name of the Corporation is Blue Pearl USA Ltd.
Article II.
Authorized Capital
     The Corporation shall have authority to issue one million (1,000,000) shares of common stock without par value and which shall have unlimited voting rights and shall be entitled to receive the net assets of the Corporation upon dissolution.
Article III.
Agent — Offices
     A. Initial Registered Agent. The street address of the initial registered office of the Corporation is 945 West Kenyon Avenue, Unit B, Englewood, CO 80110, and the name of the Corporation’s initial registered agent at that address is Vicki P. Byrne.
     B. Initial Principal Office. The address of the Corporation’s initial principal office is 945 West Kenyon Avenue, Unit B, Englewood, CO 80110.
Article IV.
Incorporator
     The name and address of the incorporator are Griffen Bishop, c/o Holland and Hart LLP, 555 17th Street, Suite 3200, Denver, CO 80202.
Article V.
Purpose — Powers
     A. Purpose. The purpose for which the Corporation is organized is to engage in any lawful business or businesses.

     B. Powers. The Corporation shall have and may exercise all powers and rights granted or otherwise provided by the Colorado Business Corporation Act as in effect from time to time and any successor law (the “Act”).
Article VI.
Preemptive Rights
     No shareholder of the Corporation shall be entitled as of right to acquire unissued shares of the Corporation or securities convertible into such shares or carrying a right to subscribe for or to acquire such shares.
Article VII.
Board of Directors
     The corporate powers shall be exercised by or under the authority of, and the business and affairs of the Corporation shall be managed under the direction of, a board of directors which shall consist of one or more members, with the number specified or fixed in accordance with the bylaws.
     The directors shall be elected at each annual meeting of the shareholders. Each director shall continue to serve until such director’s successor is elected and qualifies.
     The name and address of the initial directors are as follows:

Name	Address
Ian McDonald	945 West Kenyon Avenue, Unit B Englewood, CO 80110

Kenneth Collison	945 West Kenyon Avenue, Unit B Englewood, CO 80110

Peter Tredger	945 West Kenyon Avenue, Unit B Englewood, CO 80110

Derek Price	945 West Kenyon Avenue, Unit B Englewood, CO 80110
Article VIII.
Cumulative Voting
     Cumulative voting shall not be permitted in the election of directors.
Article IX.
Action of Shareholders

     Any action required or permitted by the Act to be taken at a shareholders’ meeting may be taken without a meeting if shareholders holding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all of the shares entitled to vote thereon were present and voted consent to such action in writing.
Article X.
Limitation on Director Liability
     There shall be no personal liability, either direct or indirect, of any director of the Corporation to the Corporation or to its shareholders for monetary damages for any breach or breaches of fiduciary duty as a director; except that this provision shall not eliminate the liability of a director to the Corporation or to its shareholders for monetary damages for any breach, act, omission or transaction as to which the Act prohibits expressly the elimination of liability. This provision shall not limit the rights of directors of the Corporation for indemnification or other assistance from the Corporation. Any repeal or modification of this Article X (or any predecessor provision in effect prior to the date hereof) shall not adversely affect any right or protection of a director or former director of the Corporation under this Article X (or any predecessor provision in effect prior to the date hereof), as in effect immediately prior to such repeal or modification, with respect to any act or omission of such director or former director occurring prior to such repeal or modification.
Article XI.
Indemnification
     The corporation shall indemnify, to the maximum extent permitted by Colorado law, any person who is or was a director, officer, agent, fiduciary or employee of the corporation against any claim, liability or expense arising against or incurred by such person made party to a proceeding because he is or was a director, officer, agent, fiduciary or employee of the corporation or because he is or was serving another entity or employee benefit plan as a director, officer, partner, trustee, employee, fiduciary or agent at the corporation’s request. The corporation shall further have the authority to the maximum extent permitted by Colorado law to purchase and maintain insurance providing such indemnification.
Article XII
     The (a) name or names, and (b) mailing address or addresses, of any one or more of the individuals who cause this document to be delivered for filing, and to whom the Secretary of State may deliver notice if filing of this document is refused, are: Griffen Bishop, Holland & Hart llp, 555 Seventeenth Street, Suite 3200, Denver, Colorado 80202.

EXHIBIT B
Surviving Corporation Officers
Ian McDonald, Chairman and Chief Executive Officer
Kenneth Collison, President and Chief Operating Officer
Peter Tredger, Executive Vice President and Secretary
Derek Price, Vice President Finance and Chief Financial Officer
Mark Wilson, Vice President

EXHIBIT C
Calculation and Payment of Contingent Consideration
          1.1 For purposes of this Exhibit C, “First 12-Month Contingent Payment” or “C1” means the amount determined in accordance with the following formula:
If Pl > US$15, then
C1 = US$50,000,000 + (50,000,000 * (P1 – US$15) / 10)
Where:
P1 = the lesser of US$25 and the average price per pound of molybdenum dealer oxide in US$ as quoted in the Platts Metals Week during calendar year 2007 (the “2007 Average Moly Price”)
Illustration:
If the 2007 Average Moly Price is US$17.50, then
C1 = US$50,000,000 + (50,000,000*(US$17.50-US$15)/10)
      = US$62,500,000
          1.2 For purposes of this Exhibit C, “Second 12-Month Contingent Payment” or “C2” means the amount determined in accordance with the following formula:
If P2 > US$15, then
C2 = the lesser of:
US$50,000,000 + (50,000,000 * (P2 – US$15)/10)
and
US$100,000,000 – CI
Where:
P2 = the lesser of US$25 and the average price per pound of molybdenum dealer oxide in US$ as quoted in the Platts Metals Week during calendar year 2008 (the “2008 Average Moly Price”)
Illustration:
If the 2008 Average Moly Price is US$21.00 and CI = US$62,500,000
then

          C2 = the lesser of
          (i) US$50,000,000 + (50,000,000 * (US$21-US$15)/10) = US$80,000,000
          and
          (ii) US$100,000,000 — US$62,500,000 = US$37,500,000
          C2 = US$37,500,000
          1.3 For purposes of this Exhibit C, “Third 12-Month Contingent Payment” or “C3” means the amount determined in accordance with the following formula:
          If P3 > US$15, then
          C3 = US$25,000,000
          Where:
          P3 = Average price per pound of molybdenum dealer oxide in US$ as quoted in the Platts Metals Week during calendar year 2009 (the “2009 Average Moly Price”)
          1.4 The Shareholder Representative shall receive the First 12-Month Contingent Payment, if any, after providing written notice (the “First 12-Month Contingent Payment Notice”) to Parent within 30 calendar days after January 1, 2008. The First 12-Month Contingent Payment Notice shall set forth the amount of the First 12-Month Contingent Payment and the calculation of the 2007 Average Moly Price.
          1.5 The Shareholder Representative shall receive the Second 12-Month Contingent Payment, if any, by providing written notice (the “Second 12-Month Contingent Payment Notice”) to Parent within 30 calendar days after January 1, 2009. The Second 12-Month Contingent Payment Notice shall set forth the amount of the Second 12-Month Contingent Payment and the calculation of the 2008 Average Moly Price.
          1.6 The Shareholder Representative shall receive the Third 12-Month Contingent Payment, if any, by providing written notice (the “Third 12-Month Contingent Payment Notice”) to Parent within 30 calendar days after January 1, 2010. The Third 12-Month Contingent Payment Notice shall set forth the amount of the Third 12-Month Contingent Payment and the calculation of the 2009 Average Moly Price.
          1.7 Within 5 calendar days after the delivery of the First 12-Month Contingent Payment Notice, the Second 12-Month Contingent Payment Notice and/or the Third 12-Month Contingent Payment Notice, as applicable, to Parent, Parent shall notify the Shareholder Representative of any objection to such First 12-Month Contingent Payment Notice, Second 12-Month Contingent Payment Notice and/or Third 12-Month Contingent Payment Notice, as applicable, specifying in reasonable detail any such objections, and if Parent fails to notify the Shareholder Representative of any objections within such period, Parent shall be deemed to have agreed to the First 12-Month Contingent Payment Notice, the Second 12-Month Contingent

2

Payment Notice and/or the Third 12-Month Contingent Payment Notice, as applicable, as prepared by the Shareholder Representative and such notice shall have become final and binding. If Parent objects to such notice and if the Shareholder Representative and Parent do not resolve all such objections, within 5 calendar days of such objection, such dispute shall be submitted for resolution to an independent, certified public accounting firm of national standing designated by the Shareholder Representative and Parent (the “Exhibit C Accounting Firm”). The parties shall use reasonable efforts to cause the Exhibit C Accounting Firm to make a decision within 30 calendar days of its appointment and the Exhibit C Accounting Firm shall only consider mathematical errors in the computation of the First 12-Month Contingent Payment, Second 12-Month Contingent Payment and/or Third 12-Month Contingent Payment, as applicable. The cost of any determination (including the fees and expenses of the Exhibit C Accounting Firm and reasonable attorney fees and expenses of the parties) pursuant to this Paragraph 1.7 shall be borne by the Shareholder Representative and Parent in inverse proportion as they may prevail on matters resolved by the Exhibit C Accounting Firm, which proportionate allocations shall also be determined by the Exhibit C Accounting Firm at the time the determination of the Accounting Firm is rendered on the merits of the matters submitted.
          1.8 The First 12-Month Contingent Payment, the Second 12-Month Contingent Payment and/or the Third 12-Month Contingent Payment, as applicable, shall be paid to an account designated by the Shareholder Representative not less than 2 Business Days after the First 12-Month Contingent Payment Notice, the Second 12-Month Contingent Payment Notice and/or the Third 12-Month Contingent Payment Notice, as applicable, becomes final and binding.
          1.9 For purposes of the Agreement, “Per Share Contingent Consideration” means an amount equal to (A) the aggregate of the Contingent Payments, if any, that Parent is obligated to make to the Company Shareholders pursuant to this Exhibit C divided by (B) 125,000. For purposes of this Exhibit C, “Contingent Payments” means the First 12-Month Contingent Payment, the Second 12-Month Contingent Payment and the Third 12-Month Contingent Payment.

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EXHIBIT D
Individual Insureds
Mooney Enterprises LLC
Mooney Ventures LLC
F. Steven Mooney
Abigail S. Mooney
Timothy Steven Mooney
Thomas Joseph Smith
Elizabeth Anne Schaffer
Gina Marie Armstrong
Kristana Lynn Geonetta
Amanda Scannell Mooney

EXHIBIT E
Parent Credit Facilities
See attached.

UBS LOAN FINANCE LLC	UBS SECURITIES LLC
677 Washington Boulevard	299 Park Avenue
Stamford, Connecticut 06901	New York, New York 10171
September 1, 2006
Blue Pearl USA Ltd.
Blue Pearl Mining Ltd.
6 Adelaide Street East,
     Suite 500
Toronto, Ontario
M5C 1H6
Attention: Ian McDonald
Bank Facilities Commitment Letter
Ladies and Gentlemen:
          Blue Pearl USA Ltd. and Blue Pearl Mining Ltd. have advised UBS Loan Finance LLC (“UBS”) and UBS Securities LLC (“UBSS” and, together with UBS, “we” or “us”) that Blue Pearl USA Ltd. (“Merger Sub”), a Colorado corporation and a wholly owned subsidiary of Blue Pearl Mining Ltd. (“Parent”), proposes to merge (the “Acquisition”) with and into Thompson Creek Metals Company (the “Acquired Business”), a Colorado corporation, with the Acquired Business surviving such merger. The Acquisition will be effected pursuant to an agreement and plan of merger (the “Acquisition Agreement”) among Parent, Merger Sub, F. Steven Mooney (“Seller”) and the Acquired Business. All references to “dollars” or “$” in this agreement and the attachments hereto (collectively, this “Commitment Letter”) are references to United States dollars. All references to “Borrower” prior to consummation of the Acquisition shall mean Merger Sub, and all references to “Borrower” or “Borrower and its subsidiaries” for any period from and after consummation of the Acquisition shall include the Acquired Business.
          We understand that the sources of funds required to fund the Acquisition consideration, to pay fees, commissions and expenses of up to $12.0 million in connection with the Transactions (as defined below) and to provide ongoing working capital requirements of Borrower and its subsidiaries following the Transactions will include:
•	senior secured first lien credit facilities consisting of (i) a senior secured first lien term loan facility to Borrower of $325.0 million (the “First Lien Term Loan Facility”), as described in the Summary of Principal Terms and Conditions attached hereto as Annex I (the “First Lien Term Sheet”) and (ii) a senior secured first lien revolving credit facility to Borrower of up to $25.0 million (the “Revolving Credit Facility” and, together with the First Lien Term Loan Facility, the “First Lien Facilities”), as described in the First Lien Term Sheet, of which Revolving Credit Facility none will be drawn immediately after giving effect to the Transactions;
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•	a senior secured second lien term loan facility to Borrower of $125.0 million (the “Second Lien Facility” and, together with the First Lien Term Loan Facility, the “Term Loan Facilities”; the Term Loan Facilities and the Revolving Credit Facility being collectively referred to as the “Bank Facilities”), as described in the Summary of Principal Terms and Conditions attached hereto as Annex II (the “Second Lien Term Sheet” and, together with the First Lien Term Sheet, the “Term Sheets”); and

•	cash common equity investments in Borrower of not less than $150.0 million (the “Equity Financing”) by Parent and one or more other investors reasonably satisfactory to us (the “Equity Investors”).
No other financing will be required to fund the Acquisition consideration and to pay fees, commissions and expenses of up to $12.0 million in connection with the Transactions. Immediately following the Transactions, neither Borrower nor any of its subsidiaries will have any indebtedness or preferred equity other than the Bank Facilities and equipment lease indebtedness aggregating approximately $10.0 million. As used herein, the term “Transactions” means the Acquisition, the initial borrowings under the Bank Facilities, the Equity Financing and the payments of fees, commissions and expenses in connection with each of the foregoing.
     Commitments.
          Parent and Merger Sub have requested that UBS commit to provide the Bank Facilities and that UBSS agree to structure, arrange and syndicate the Bank Facilities.
          UBS is pleased to advise you of its commitment to provide the entire amount of the Bank Facilities to Borrower upon the terms and subject to the conditions set forth or referred to in this Commitment Letter. The commitment of UBS and each other Lender (as defined below) hereunder is subject to the negotiation, execution and delivery of definitive documentation (the “Bank Documentation”) with respect to the Bank Facilities reasonably satisfactory to UBS and the other Lenders reflecting, among other things, the terms and conditions set forth in the Term Sheets and in Annex III hereto (the “Conditions Annex”) and in the letter of even date herewith addressed to Parent and Merger Sub providing, among other things, for certain fees relating to the Bank Facilities (the “Fee Letter”). The closing date of the Transactions and the concurrent closing of the Bank Facilities (the “Closing Date”) shall be a date mutually agreed upon between Merger Sub and us, but in any event shall not occur until the terms and conditions hereof and in the Term Sheets and the Conditions Annex (including the conditions to initial funding) have been satisfied.
     Syndication.
          It is agreed that UBSS will act as the sole and exclusive advisor, arranger and book manager for the Bank Facilities, and, in consultation with Merger Sub, will exclusively manage the syndication of the Bank Facilities, and will, in such capacities, exclusively perform the duties and exercise the authority customarily associated with such roles. It is further agreed that no additional advisors, agents, co-agents, arrangers or book managers will be appointed and no Lender (as defined below) will receive compensation with respect to any aspect of the Bank Facilities outside the terms con-

tained herein and in the Fee Letter in order to obtain its commitment to participate therein, in each case unless Merger Sub and we so agree.
          UBS reserves the right, prior to or after execution of the Bank Documentation with respect to each of the First Lien Facilities and the Second Lien Facility, in consultation with Merger Sub, to syndicate all or a portion of its loans and/or commitments to one or more institutions that will become parties to the Bank Documentation (UBS and the institutions becoming parties to the Bank Documentation with respect to all or a portion of the Bank Facilities, the “Lenders”).
          UBSS will exclusively manage all aspects of the syndication of the Bank Facilities, including selection of additional Lenders, determination of when UBSS will approach potential additional Lenders, awarding of any naming rights and the final allocations of the commitments in respect of the Bank Facilities among the additional Lenders. Parent and Merger Sub agree to actively assist UBSS in achieving a timely syndication of the Bank Facilities that is reasonably satisfactory to UBSS and the Lenders. To assist UBSS in its syndication efforts, Parent and Merger Sub agree that it will, and will cause its representatives and advisors to, and will use commercially reasonable efforts to cause its representatives and advisors to, (a) promptly prepare and provide all financial and other information as we may reasonably request with respect to Parent, Merger Sub, the Acquired Business, their respective subsidiaries and the transactions contemplated hereby, including but not limited to financial projections (the “Projections”) relating to the foregoing, (b) provide copies of any due diligence reports or memoranda prepared at the direction of Parent or Merger Sub or any of its affiliates by legal, accounting, tax or other advisors in connection with the Acquisition (subject to the delivery of customary non-disclosure agreements reasonably acceptable to UBS and Parent), (c) use commercially reasonable efforts to ensure that such syndication efforts benefit materially from existing lending and other financing relationships of Parent and its subsidiaries, (d) make available to prospective Lenders senior management and advisors of Parent and its subsidiaries, (e) host, with UBSS, one or more meetings with prospective Lenders, (f) assist UBSS in the preparation of one or more confidential information memoranda (and other similar marketing material) reasonably satisfactory to UBSS with respect to the Bank Facilities and (g) obtain, at your expense, monitored public ratings of the Bank Facilities from Moody’s Investors Service (“Moody’s”) and Standard & Poor’s Ratings Group (“S&P”) at least 30 days prior to the Closing Date and to participate actively in the process of securing such ratings, including having senior management of Parent and Merger Sub meet with such rating agencies. In addition, Parent and Merger Sub shall use their commercially reasonable efforts to cause the Acquired Business to actively assist UBSS in achieving a timely syndication of the Bank Facilities that is reasonably satisfactory to UBSS and the Lenders, including by way of providing the assistance described in the immediately preceding sentence. UBS acknowledges that Parent and Merger Sub do not control the Acquired Business prior to the Closing Date.
          At our request, Parent and Merger Sub agree to prepare a version of the information package and presentation and other marketing materials to be used in connection with the syndication that do not contain material non-public information concerning Parent, Merger Sub or the Acquired Business, their respective affiliates or their securities. In addition, Parent and Merger Sub agree that unless specifically labeled “Private — Contains Non-Public Information,” no information, documentation or other data disseminated to prospective Lenders in connection with the syndication of the Bank Facilities, whether through an Internet website (including, without limitation, an IntraLinks work-

space), electronically, in presentations at meetings or otherwise, will contain any material non-public information concerning Parent, Merger Sub or the Acquired Business, their respective affiliates or their securities.
     Information.
          Parent and Merger Sub hereby represent and covenant that (a) all information (other than the Projections and other than information of a general economic nature) that has been or will be made available to us or any of the Lenders by Parent, Merger Sub, the Acquired Business or any of your or their respective representatives in connection with the transactions contemplated hereby (the “Information”), when taken as a whole, is and will be complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein, in the light of the circumstances under which such statements are made, not misleading and (b) the Projections that have been or will be made available to us or any of the Lenders by Parent, Merger Sub, the Acquired Business or any of your or their respective representatives in connection with the transactions contemplated hereby have been and will be prepared in good faith based upon assumptions believed by Parent and Merger Sub to be reasonable (it being understood that projections by their nature are inherently uncertain and no assurances are being given that the results reflected in the Projections will be achieved). Parent and Merger Sub agree to supplement the Information and the Projections from time to time and agree to promptly advise us and the Lenders of all developments materially affecting Parent, Merger Sub, the Acquired Business, any of their respective subsidiaries or affiliates or the transactions contemplated hereby or the accuracy of Information and Projections previously furnished to us or any of the Lenders.
     Compensation.
          As consideration for the commitments of the Lenders hereunder with respect to the Bank Facilities and the agreement of UBSS to structure, arrange and syndicate the Bank Facilities and to provide advisory services in connection therewith, Parent and Merger Sub agree, on a joint and several basis, to pay, or cause to be paid (including by causing the Acquired Business concurrently with or after the Closing Date to pay), the fees set forth in the Term Sheets and the Fee Letter. Once paid, such fees shall not be refundable under any circumstances.
     Conditions.
          The commitment of UBS hereunder with respect to the Bank Facilities and UBSS’s agreement to perform the services described herein may be terminated by us if (i) any information submitted to us by or on behalf of Parent, Merger Sub, the Acquired Business or any of their respective subsidiaries or affiliates is inaccurate, incomplete or misleading in any respect determined by us to be material; (ii) any change shall occur since September 30, 2005, or any additional information shall be disclosed to or discovered by UBS (including, without limitation, information contained in any review or report required to be provided to it in connection herewith), which we determine has had or could reasonably be expected to have either (A) a material adverse effect on the business, properties, financial condition or results of operations of the Acquired Business and its subsidiaries, taken as a whole (other than effects relating to (1) the molybdenum mining industry in general that do not have a materially disproportionate impact on the Acquired Business and its subsidiaries, taken as a whole, compared to other industry participants, (2) general economic, financial, securities market, regulatory or political conditions in the United States or elsewhere that do not have a materially disproportionate impact on the Acquired Business and its subsidiaries, taken as a whole, (3) the announcement of the Acquisition Agreement, (4) the relative values of the United States dollar and the Canadian dollar or (5) decreases in the price of molybdenum) or (B) a material adverse effect on the ability of the Acquired Business to perform its obligations under the Acquisition Agreement; (iii) at any time on or prior to the completion of the Equity Financing, in our reasonable judgment, a material adverse change or material disruption has occurred after the date of this Commitment Letter in the financial, banking or capital markets generally (including, without limitation, the markets for loans to or debt securities issued by companies similar to Merger Sub or the Acquired Business), which has had or could reasonably be expected to have a material adverse effect on the syndication of any material portion of the Bank Facilities; or (iv) any condition set forth in either the Term Sheet or the Conditions Annex is not satisfied or any covenant or agreement in this Commitment Letter or the Fee Letter is not complied with.
     Clear Market.
          From the date of this Commitment Letter until the earlier to occur of (a) the date that is 90 days after the date of this Commitment Letter and (b) our completion of syndication (as determined by us and notified in writing to you) of each portion of the Bank Facilities, Parent and Merger Sub will ensure that no debt financing for Parent, Merger Sub, the Acquired Business or any of your or their respective subsidiaries or affiliates is announced, syndicated or placed without our prior written consent if such financing, syndication or placement would have, in our judgment, a detrimental effect upon the transactions contemplated hereby.
     Indemnity and Expenses.
          By your acceptance below, you hereby agree to indemnify and hold harmless UBS, UBSS and the other Lenders and our and their respective affiliates (including, without limitation, controlling persons) and the directors, officers, employees, advisors and agents of the foregoing (each, an “Indemnified Person”) from and against any and all losses, claims, costs, expenses, damages or liabilities (or actions or other proceedings commenced or threatened in respect thereof) that arise out of or in connection with this Commitment Letter, the Term Sheets, the Conditions Annex, the Fee Letter, the Bank Facilities or any of the transactions contemplated hereby or thereby or the providing or syndication of the Bank Facilities (or the actual or proposed use of the proceeds thereof), and to reimburse each Indemnified Person promptly upon its written demand for any legal or other expenses incurred in connection with investigating, preparing to defend or defending against, or participating in, any such loss, claim, cost, expense, damage, liability or action or other proceeding (whether or not such Indemnified Person is a party to any action or proceeding); provided that any such obligation to indemnify, hold harmless and reimburse an Indemnified Person shall not be applicable to the extent determined by a final, non-appealable judgment of a court of competent jurisdiction to have resulted solely from the gross negligence or willful misconduct of such Indemnified Person.

          You shall not be liable for any settlement of any such proceeding effected without your written consent, but if settled with such consent or if there shall be a final judgment against an Indemnified Person, you shall, subject to the proviso in the first sentence of the preceding paragraph, indemnify such Indemnified Person from and against any loss or liability by reason of such settlement or judgment. You shall not, without the prior written consent of any Indemnified Person, effect any settlement of any pending or threatened proceeding in respect of which such Indemnified Person is or could have been a party and indemnity could have been sought hereunder by such Indemnified Person, unless such settlement (i) includes an unconditional release of such Indemnified Person from all liability or claims that are the subject matter of such proceeding and (ii) does not include a statement as to or an admission of fault, culpability, or a failure to act by or on behalf of such Indemnified Person. None of us or any other Lender (or any of their respective affiliates) shall be responsible or liable to Parent, Merger Sub, the Acquired Business or any of their respective subsidiaries, affiliates or stockholders or any other person or entity for any indirect, punitive or consequential damages which may be alleged as a result of this Commitment Letter, the Term Sheets, the Conditions Annex, the Fee Letter, the Bank Facilities or the transactions contemplated hereby or thereby. In addition, you hereby agree to reimburse us and each of the Lenders from time to time upon demand for all reasonable out-of-pocket costs and expenses (including, without limitation, reasonable legal fees and expenses of UBS and UBSS, appraisal, consulting and audit fees, and printing, reproduction, document delivery, travel, communication and publicity costs) incurred in connection with the syndication and execution of the Bank Facilities, and the preparation, review, negotiation, execution and delivery of this Commitment Letter, the Term Sheets, the Conditions Annex, the Fee Letter, the Bank Documentation and the administration, amendment, modification or waiver thereof (or any proposed amendment, modification or waiver), whether or not the Closing Date occurs or any Bank Documentation is executed and delivered or any extensions of credit are made under any portion of the Bank Facilities.
     Confidentiality.
          This Commitment Letter is executed and delivered by UBS and UBSS to Parent or Merger Sub upon the condition that neither the existence of this Commitment Letter, the Term Sheets, the Conditions Annex, the Fee Letter nor any of their contents shall be disclosed by Parent or Merger Sub or any of their respective affiliates, directly or indirectly, to any other person, except that such existence and contents may be disclosed (i) as may be compelled in a judicial or administrative proceeding or otherwise required by law or by any subpoena or similar legal process, or at the request of, or required by, any regulatory authority, (ii) to Parent’s and Merger Sub’s directors, officers, employees, investment bankers or advisors and their respective legal counsel, accountants or direct or indirect shareholders or equityholders, in each case on a confidential and “need-to-know” basis and only in connection with the transactions contemplated hereby, and (iii) to Sojitz Moly Resources Inc. and its directors, officers, employees, investment bankers or advisors and their respective legal counsel, accountants or direct or indirect shareholders or equityholders, in each case on a confidential and “need-to-know” basis and only in connection with the transactions contemplated hereby. In addition, this Commitment Letter, the Term Sheets and the Conditions Annex (but not the Fee Letter) may be disclosed to the Acquired Business, Seller and their respective directors, officers, employees, investment bankers or advisors and their respective legal counsel, accountants or direct or indirect shareholders or equityholders, in each case on a confidential and “need-to-know” basis and only in connection with the transactions contemplated hereby. UBS and UBSS acknowledge that it is Parent’s intention to issue a press release in connection with the execution of the Acquisition Agreement and this Commitment Letter with respect to the Transactions, and Parent and Merger Sub agree that any such press release shall be subject to the prior review and comment of UBS and UBSS. In any event, no press release may mention this Commitment Letter or any role of UBS or any of its affiliates unless this Commitment Letter has been accepted and agreed to by you. This Commitment Letter is executed and delivered by Parent and Merger Sub to UBS and UBSS upon the condition that neither the existence of this Commitment Letter, the Term Sheets, the Conditions Annex, the Fee Letter nor any of their contents shall be disclosed by UBS or UBSS or any of their respective affiliates, except that such existence and contents may be disclosed (i) as may be compelled in a judicial or administrative proceeding or as otherwise required by law or by any subpoena or similar legal process, or at the request, or required by, of any regulatory authority (including any self-regulatory authority, such as the National Association of Insurance Commissioners), (ii) to UBS’s and UBSS’s directors, officers, employees, or advisors and their respective legal counsel, accountants or direct or indirect shareholders, (iii) in connection with the exercise of any remedies hereunder or under the Fee Letter or any action or proceeding relating hereto or thereto or the enforcement of rights hereunder or thereunder, (iv) to (a) any assignee, or any prospective assignee of, any of UBS’s or UBSS’s rights or obligations under this Agreement, (b) any actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to Parent, Merger Sub, or the Acquired Business or their obligations or (c) any rating agency for the purpose of obtaining a credit rating, or (v) to the extent such information (x) becomes publicly available other than as a result of a breach hereof or (y) becomes available to the Administrative Agent, any Lender, the Issuing Bank or any of their respective Affiliates on a nonconfidential basis from a source other than Parent or Merger Sub. .
     Other Services.
          Parent and Merger Sub acknowledge and agree that we and/or our affiliates may be requested to provide additional services with respect to Parent, Merger Sub, the Acquired Business and/or their respective affiliates or other matters contemplated hereby. Any such services will be set out in and governed by a separate agreement(s) (containing terms relating, without limitation, to services, fees and indemnification) in form and substance satisfactory to the parties thereto. Nothing in this Commitment Letter is intended to obligate or commit us or any of our affiliates to provide any services other than as set out herein. Parent and Merger Sub acknowledge that UBSS is acting as financial advisor to the Acquired Business in connection with various matters, including the Transactions.
     Governing Law, Confidentiality, Etc.
          This Commitment Letter and the commitment of the Lenders shall not be assignable by Parent and Merger Sub without the prior written consent of us and the Lenders, and any purported assignment without such consent shall be void. We reserve the right to employ the services of our affiliates in providing services contemplated by this Commitment Letter and to allocate, in whole or in part, to our affiliates certain fees payable to us in such manner as we and our affiliates may agree in our sole discretion. Parent and Merger Sub also agree that UBS may at any time and from time to time assign all or any portion of its commitments hereunder to one or more of its affiliates. Parent and Merger Sub further acknowledge that we may share with any of our affiliates, and such affiliates may share with us, any information related to Parent, Merger Sub, the Acquired Business, or any of their respective subsidiaries or affiliates (including, without limitation, information relating to creditworthiness) and the transactions contemplated hereby. We agree to treat, and cause any such affiliate to treat, all non-public information provided to us by you as confidential information in accordance with customary banking industry practices.
          This Commitment Letter may not be amended or any provision hereof waived or modified except by an instrument in writing signed by us and Parent and Merger Sub. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile transmission shall be effective as delivery of a manually executed counterpart of this Commitment Letter. Headings are for convenience of reference only and shall not affect the construction of, or be taken into consideration when interpreting, this Commitment Letter. This Commitment Letter is intended to be for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, and may not be relied on by, any persons other than the parties hereto, the Lenders and, with respect to the indemnification provided under the heading “Indemnity and Expenses,” each Indemnified Person.
          This Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of New York without regard to principles of conflicts of law to the extent that the application of the laws of another jurisdiction will be required thereby. Any right to trial by jury with respect to any claim or action arising out of this Commitment Letter is hereby waived. Parent and Merger Sub hereby submit to the non-exclusive jurisdiction of the federal and New York State courts located in The City of New York (and appellate courts thereof) in connection with any dispute related to this Commitment Letter or any of the matters contemplated hereby, and agree that service of any process, summons, notice or document by registered mail addressed to Parent or Merger Sub shall be effective service of process against Parent or Merger Sub, as applicable, for any suit, action or proceeding relating to any such dispute. Parent and Merger Sub irrevocably and unconditionally waive any objection to the laying of such venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding has been brought in an inconvenient forum. A final judgment in any such suit, action or proceeding brought in any such court may be enforced in any other courts to whose jurisdiction Parent or Merger Sub, as applicable, is or may be subject by suit upon judgment. If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due hereunder or under the Fee Letter in dollars into another currency, the parties hereto agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be that at which in accordance with normal banking procedures, UBS could purchase (and remit in New York City) dollars with such other currency on the business day preceding that on which final judgment is given. The obligation in respect of any sum due hereunder or under the Fee Letter shall, notwithstanding any judgment in a currency other than dollars, be discharged only to the extent that on the business day following its receipt of any sum adjudged to be so due in such other currency, UBS may, in accordance with normal banking procedures, purchase (and remit in New York City) dollars with such other currency; if the dollars so purchased and remitted are less than the sum originally due to the Lenders, UBSS or any Indemnified Person in dollars, Parent or Merger Sub agree, as a separate obligation and notwithstanding any such judgment, to indemnify the relevant payee against such loss, and if the dollars so purchased exceed the sum originally due in dollars, such excess shall be remitted to you.
     Patriot Act.
          We hereby notify Parent or Merger Sub that pursuant to the requirements of the USA Patriot Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “Patriot Act”), we and the other Lenders may be required to obtain, verify and record information that identifies Parent, Merger Sub and the Acquired Business, which information includes the name, address and tax identification number and other information regarding them that will allow us or such Lender to identify them in accordance with the Patriot Act. This notice is given in accordance with the requirements of the Patriot Act and is effective as to us and the Lenders.
          Please indicate your acceptance of the terms hereof and of the Term Sheets, the Conditions Annex and the Fee Letter by returning to us executed counterparts of this Commitment Letter, the Fee Letter not later than 5:00 p.m., New York City time, on September 6, 2006 (the “Deadline”). This Commitment Letter and the commitments of the Lenders hereunder and the agreement of UBSS to provide the services described herein are also conditioned upon your acceptance hereof and of the Fee Letter, and our receipt of executed counterparts hereof and thereof on or prior to the Deadline. Upon the earliest to occur of (A) the execution and delivery of the Bank Documentation by all of the parties thereto, (B) October 30, 2006, if the Bank Documentation shall not have been executed and delivered by all such parties prior to that date and (C) if earlier than (B), the date of termination of the Acquisition Agreement, this Commitment Letter and the commitments of the Lenders hereunder and the agreement of UBSS to provide the services described herein shall automatically terminate unless the Lenders and UBSS shall, in their discretion, agree to an extension. The compensation, expense reimbursement, confidentiality, indemnification and governing law and forum provisions hereof and in the Term Sheets and the Fee Letter shall survive termination of (i) this Commitment Letter (or any portion hereof) and (ii) any or all of the commitments of the Lenders hereunder. The provisions under the headings “Syndication” and “Clear Market” above shall survive the execution and delivery of the Bank Documentation.
[Signature Page Follows]

          We are pleased to have been given the opportunity to assist you in connection with the financing for the Transactions.

Very truly yours, UBS LOAN FINANCE LLC
By:
Name:
	Title:	Managing Director

By:
	Name:	Warren Jervey
	Title:	Executive Director and Counsel Region Americas Legal

UBS SECURITIES LLC
By:
	Name:	James Bolred
	Title:	Managing Director

By:
Name:
	Title:	Executive Director and Counsel Region Americas Legal

Accepted and agreed to as of
the date first written above:

BLUE PEARL MINING LTD.

By:
Name:
Title:

BLUE PEARL USA LTD.

By:
Name:
Title:

ANNEX I
BANK FACILITIES
SUMMARY OF PRINCIPAL TERMS AND CONDITIONS1
First Lien Facilities

Borrower:	Blue Pearl USA Ltd. (“Merger Sub”), a wholly owned subsidiary of Blue Pearl Mining Ltd. (“Parent”). Merger Sub will merge into the Acquired Business on the Closing Date, with the Acquired Business surviving the merger. Following the Acquisition, the Acquired Business will be known as the “Borrower”.

Sole Arranger:	UBS Securities LLC (“UBSS” or the “Arranger”).

Lenders:	A syndicate of banks, financial institutions and other entities, including UBS Loan Finance LLC (“UBS”), arranged by UBSS (collectively, the “Lenders”).

First Lien Administrative Agent, First Lien Collateral Agent and Issuing Bank:	UBS AG, Stamford Branch (the “First Lien Administrative Agent” and the “First Lien Collateral Agent”).

Swingline Lender:	UBS Loan Finance LLC.

Type and Amount of Facilities:	First Lien Term Loan Facility:

A first lien term loan facility (the “First Lien Term Loan Facility”) in an aggregate principal amount of $325.0 million.

Revolving Credit Facility:

A revolving credit facility (the “Revolving Credit Facility”) in an aggregate principal amount of $25.0 million.

[1]	All capitalized terms used but not defined herein shall have the meanings provided in the Commitment Letter to which this summary is attached.

The First Lien Term Loan Facility and the Revolving Credit Facility are herein referred to collectively as the “First Lien Facilities.”

Purpose:	Proceeds of the First Lien Term Loan Facility will be used on the Closing Date to finance a portion of the Acquisition consideration and to pay fees, commissions and expenses in connection therewith. Following the Closing Date, the Revolving Credit Facility will be used by Borrower and its subsidiaries for working capital and general corporate purposes.

Closing Date:	The date of the closing of the Acquisition, but not later than October 30, 2006.

Maturity Dates:	First Lien Term Loan Facility: 6 years from the Closing Date.

Revolving Credit Facility: 5 years from the Closing Date.

Availability:	First Lien Term Loan Facility: Upon satisfaction or waiver of conditions precedent to drawing to be specified in the Bank Documentation, a single drawing may be made on the Closing Date of the full amount of the First Lien Term Loan Facility.

Revolving Credit Facility: Upon satisfaction or waiver of conditions precedent to drawing to be specified in the Bank Documentation, borrowings not to exceed an amount to be agreed may be made on the Closing Date and may be made at any time after the Closing Date to but excluding the business day preceding the maturity date of the Revolving Credit Facility.

Letters of Credit:	Up to $15.0 million of the Revolving Credit Facility will be available for letters of credit, on terms and conditions to be set forth in the Bank Documentation. Each letter of credit shall expire not later than the earlier of (i) 12 months after its date of issuance and (ii) the fifteenth day prior to the Maturity Date of the Revolving Credit Facility (the “Letter of Credit Expiration Date”); provided that, subject to the terms of the Bank Documentation, a letter of credit may provide that it shall automatically renew for additional periods but in any event not beyond the Letter of Credit Expiration Date.

Drawings under any letter of credit shall be reimbursed by Borrower on the same business day. To the extent that Bor-

rower does not reimburse the Issuing Bank on the same business day, the Lenders under the Revolving Credit Facility shall be irrevocably obligated to reimburse the Issuing Bank pro rota based upon their respective Revolving Credit Facility commitments.

The issuance of all letters of credit shall be subject to the customary procedures of the Issuing Bank.

Swineline Facility:	Up to $5.0 million of the Revolving Credit Facility will be available for swingline borrowings, on terms and conditions to be set forth in the Bank Documentation.

Except for purposes of calculating the commitment fee described below, any swingline borrowings will reduce availability under the Revolving Credit Facility on a dollar-for-dollar basis.

Amortization:	First Lien Term Loan Facility: The First Lien Term Loan Facility will amortize in equal quarterly installments in annual amounts set forth below:

Year l	$75,000,000
Year 2	$75,000,000
Year 3	$75,000,000
Year 4	$50,000,000
Year 5	$25,000,000
Year 6	$25,000,000

Revolving Credit Facility: None.

Interest:	At Borrower’s option, loans will bear interest based on the Base Rate or LIBOR, as described below (except that all swingline borrowings will accrue interest based on the Base Rate):

A. Base Rate Option

Interest will be at the Base Rate plus the applicable Interest Margin, calculated on the basis of the actual number of days elapsed in a year of 365 days and payable quarterly in arrears.

The Base Rate is defined as the higher of the Federal Funds Rate, as published by the Federal Reserve Bank of New York, plus 1/2 of 1% and the prime commercial lending rate of UBS AG, as established from time to time at its Stamford Branch.

Base Rate borrowings (other than swingline borrowings) will require one business day’s prior notice and will be in minimum amounts to be agreed upon.

B. LIBOR Option

Interest will be determined for periods to be selected by Borrower (“Interest Periods”) of one, two, three or six months Cor twelve months if agreed to by all Lenders) and will be at an annual rate equal to the London Interbank Offered Rate (“LIBOR”) for the corresponding deposits of U.S. dollars, plus the applicable Interest Margin. LIBOR will be determined by the First Lien Administrative Agent at the start of each Interest Period and will be fixed through such period. Interest will be paid at the end of each Interest Period or, in the case of Interest Periods longer than three months, quarterly, and will be calculated on the basis of the actual number of days elapsed in a year of 360 days. LIBOR will be adjusted for maximum statutory reserve requirements (if any).

LIBOR borrowings will require three business days’ prior notice and will be in minimum amounts to be agreed upon.

Default Interest and Fees:	Upon the occurrence and during the continuance of an event of default, interest will accrue (i) in the case of past due principal, interest or premium (if any) on any loan at a rate of 2.0% per annum plus the rate otherwise applicable to such loan and (ii) in the case of any other past due amount, at a rate of 2.0% per annum plus the non-default interest rate then applicable to Base Rate loans under the Revolving Credit Facility. Default interest shall be payable on demand.

Interest Margins:	The applicable Interest Margin will be the basis points set forth in the following table:

Commitment Fee:	A Commitment Fee shall accrue on the average daily unused amounts of the commitments under the Revolving Credit Facility. Accrued Commitment Fees will be payable quarterly in arrears (calculated on a 360-day basis) for the account of the Lenders from the Closing Date.

Letter of Credit Fees:	Borrower will pay (i) the Issuing Bank a fronting fee and (ii) the Lenders under the RevolvingCrealt Facility letter of credit participation fees equal to the Interest Margin for LIBOR Loans under the Revolving Credit Facility, in each case, on the average daily undrawn amount of all outstanding letters of credit. In addition, Borrower will pay the Issuing Bank customary issuance fees.

Mandatory Prepayments:	Loans shall be prepaid and/or commitments reduced (in the order set forth below) in an amount equal to (a) 100% of the net after-tax cash proceeds received from the sale or other disposition of all or any part of the assets of Parent, Borrower or any of their respective subsidiaries after the Closing Date other than sales of inventory in the ordinary course of business and other exceptions to be agreed, including reinvestment rights to be agreed with respect to specified assets, (b) 100% of the net cash proceeds received by Parent, Borrower or any of their respective subsidiaries from the issuance of debt or preferred stock after the Closing Date, in each case other than exceptions to be agreed, (c) 50% of the net cash proceeds received from the issuance of common equity (including, but not limited to, upon the exercise of warrants and options) by, or equity contributions to, Parent, Borrower or any of their respective subsidiaries after the Closing Date other than any proceeds: (i) applied to costs associated with the development of the Davidson Project, or (ii) used to satisfy Parent’s obligations to make contingency payments under the Acquisition Agreement (as in effect on the Closing Date), (d) 100% of all casualty and condemnation proceeds in excess of amounts applied promptly to replace or restore any properties in respect of which such proceeds are paid to Parent, Borrower or any of their respective subsidiaries, in each case subject to exceptions to be agreed, including the consent of the First Lien Administrative Agent to other uses to be agreed, and (e) 75% of excess cash flow of Borrower and its subsidiaries (to be defined in a manner to be agreed).

There will be no prepayment penalties (except LIBOR breakage costs) for mandatory prepayments.

Optional Prepayments:	Permitted in whole or in part, with prior notice but without premium or penalty (except LIBOR breakage costs) and including accrued and unpaid interest, subject to limitations as to minimum amounts of prepayments.

Application of Prepayments:	Optional prepayments of the First Lien Term Loan Facility will be applied to the scheduled amortization thereof on a pro rata basis. Mandatory prepayments will first be applied to the First Lien Term Loan Facility and be applied to the scheduled amortization thereof on a pro rata basis. If the First Lien Term Loan Facility has been repaid in full, the amount of any remaining mandatory prepayments made shall be applied to reduce commitments under the Revolving Credit Facility (and to repay loans thereunder and/or cash collateralize letters of credit, in each case, in an amount equal to the excess of the aggregate amount of such loans and letters of credit over the commitment thereunder as so reduced).

Guarantees:	The First Lien Facilities will be fully and unconditionally guaranteed on a joint and several basis by Parent and all of the existing and future direct and indirect subsidiaries of Borrower (collectively, the “Guarantors”), subject to exceptions for foreign subsidiaries to the extent such guarantees would be prohibited by applicable law or would result in materially adverse tax consequences.

Security:	The First Lien Facilities and any hedging or treasury management obligations to which a Lender or an affiliate of a Lender is a counterparty will be secured on a pari passu basis by perfected first priority pledges of all of the equity interests of Borrower and each of Borrower’s direct and indirect subsidiaries, and perfected first priority security interests in and mortgages on substantially all tangible and intangible assets (including, without limitation, accounts receivable, inventory, equipment, general intangibles, intercompany notes, insurance policies, investment property, intellectual property, real property (including, but not limited to, mine-related assets), personal property (including, but not limited to, extracted mine-related assets) cash and proceeds of the foregoing) of Borrower and the Guarantors, wherever located, now or hereafter owned, except, in the case of any foreign subsidiary, to the extent such pledge would be prohibited by applicable law or would result in materially adverse tax consequences, and subject to such other exceptions as are agreed.

Conditions to Initial Borrowings:	Conditions precedent to initial borrowings under the First Lien Facilities will consist solely of those set forth in the Commitment Letter and in Annex III to the Commitment Letter.

Conditions to Each Borrowing:	Conditions precedent to each borrowing or issuance of a letter of credit under the First Lien Facilities will be those customary for a transaction of this type and others determined by UBS to be appropriate, including, (1) the absence of any continuing default or event of default, (2) the accuracy of all representations and warranties, (3) receipt of a customary borrowing notice or letter of credit request, as applicable, and (4) there being no legal bar to the lenders making the loan or the issuance.

Representations and Warranties:	Representations and warranties will apply to Parent and its subsidiaries and will include (without limitation) (subject to customary materiality qualifications, exceptions and exclusions to be agreed):

Accuracy and completeness of financial statements (including pro forma financial statements); absence of undisclosed liabilities; no material adverse change; corporate existence; compliance with law; corporate power and authority; en-forceability of the Bank Documentation; no conflict with law or material contractual obligations; no material litigation; no default; ownership of property; liens; intellectual property; no burdensome restrictions; payment of taxes; Federal Reserve regulations; ERISA; Investment Company Act; identity and ownership of subsidiaries; environmental matters; solvency; accuracy and completeness of disclosure; Patriot Act and anti-terrorism law compliance; and creation and perfection of security interests.

Affirmative Covenants:	Affirmative covenants will apply to Parent and its subsidiaries and will include (without limitation) (subject to customary materiality qualifications, exceptions and exclusions to be agreed):

Delivery of certified quarterly and audited annual financial statements of Parent on a consolidated basis and Borrower on a consolidated basis, monthly management reports within 30 days of the end of each calendar month, reports to shareholders, notices of defaults, litigation and other material events, budgets and other information customarily supplied in a transaction of this type; payment of other material obligations; continuation of business and maintenance of existence and material rights and privileges; compliance in all material respects with all applicable laws and regulations (including, without limitation, environmental matters, taxation and ER-ISA) and material contractual obligations; maintenance of property and insurance; maintenance of books and records; right of the Lenders to inspect property and books and records; agreement to hold annual meetings of Lenders; further assurances (including, without limitation, with respect to security interests in after-acquired property); agreement to establish an interest rate protection program and/or have fixed rate financing on a percentage to be determined of the aggregate funded indebtedness of Borrower and its subsidiaries; and observation of corporate formalities and non-consolidation of corporate and financial structures.

Negative Covenants:	Negative covenants will apply to Parent, Borrower and each of their respective subsidiaries and will include (without limitation) (subject to customary materiality qualifications, exceptions and exclusions to be agreed):

	1.	Limitation on dispositions of assets and changes of business and ownership.

	2.	Limitation on mergers and acquisitions.

	3.	Limitations on dividends, stock repurchases and redemptions and other restricted payments (subject to an exception permitting distributions to Parent to enable Parent to maintain its corporate existence (subject to usual and customary limitations to be agreed) and subject to an exception permitting Borrower to make restricted payments to Parent (or payments on behalf of Parent that would constitute restricted payments), in each case to enable Parent to satisfy its contingent obligations under, and in accordance with the terms of, the Acquisition Agreement as in effect on the date hereof so long as no default or event of default has occurred or is continuing and so long as immediately after giving effect to such restricted payment, Borrower is in pro forma covenant compliance).

	4.	Limitation on indebtedness (including guarantees and other contingent obligations) and preferred stock and prepayment, amendment and redemption thereof.

	5.	Limitation on loans and investments.

	6.	Limitation on liens and further negative pledges.

	7.	Limitation on transactions with affiliates.

	8.	Limitation on sale and leaseback transactions.

	9.	Limitation on capital expenditures.

	10.	Limitation on operating leases.

11.

	12.	No modification or waiver of material documents (including, without limitation, charter documents of Parent and its subsidiaries or the Equity Financing) in any manner materially adverse to the Lenders without the consent of the Requisite Lenders.

	13.	No change to fiscal year other than to December 31.

Financial Covenants:	Financial covenants will apply to Parent, Borrower and all of their respective consolidated subsidiaries and will include (without limitation):

	1.	Minimum interest coverage ratio.

	2.	Maximum leverage ratio.

	3.	Minimum fixed charge coverage ratio.

Events of Default:	Events of default (with customary materiality qualifications, notice provisions and cure periods to be agreed) will include

(without limitation) the following: nonpayment, breach of representations and covenants, cross-defaults, loss of lien on collateral, invalidity of guarantees, bankruptcy and insolvency events, ERISA events, judgments and change of ownership or control (to be defined).

Assignments and Participations:	Each Lender may assign all or, subject to minimum amounts to be agreed, a portion of its loans and commitments under one or more of the First Lien Facilities. Assignments will require payment of an administrative fee to the First Lien Administrative Agent and the consents of the First Lien Administrative Agent and, in the case of an assignment of commitments in respect of the Revolving Credit Facility, Borrower, which consents shall not be unreasonably withheld; provided that (i) no consents shall be required for an assignment to an existing Lender or an affiliate of an existing Lender and (ii) no consent of Borrower shall be required during a default or prior to the completion of the primary syndication of the First Lien Facilities (as determined by UBSS). In addition, each Lender may sell participations in all or a portion of its loans and commitments under one or more of the First Lien Facilities; provided that no purchaser of a participation shall have the right to exercise or to cause the selling Lender to exercise voting rights in respect of the First Lien Facilities (except as to certain basic issues).

Expenses and Indemnification:	All reasonable out-of-pocket expenses (including but not limited to reasonable legal fees and expenses and expenses incurred in connection with due diligence and travel, courier, reproduction, printing and delivery expenses) of UBS, UBSS, the First Lien Administrative Agent, the First Lien Collateral Agent and the Issuing Bank associated with the syndication of the First Lien Facilities and with the preparation, execution and delivery, administration, amendment, waiver or modification (including proposed amendments, waivers or modifications) of the documentation contemplated hereby are to be paid by Parent and Borrower, In addition, all out-of-pocket expenses (including but not limited to reasonable legal fees and expenses) of the Lenders and the First Lien Administrative Agent for workout proceedings, enforcement costs and documentary taxes associated with the First Lien Facilities are to be paid by Parent and Borrower.

Parent and Borrower will indemnify the Lenders, UBS, UBSS, the First Lien Administrative Agent, the First Lien Collateral Agent and the Issuing Bank and their respective af-

filiates, and hold them harmless from and against all reasonable out-of-pocket costs, expenses (including but not limited to reasonable legal fees and expenses) and liabilities arising out of or relating to the transactions contemplated hereby and any actual or proposed use of the proceeds of any loans made under the First Lien Facilities; provided, however, that no such person will be indemnified for costs, expenses or liabilities to the extent determined by a final, non-appealable judgment of a court of competent jurisdiction to have been incurred solely by reason of the gross negligence or willful misconduct of such person.

Yield Protection, Taxes and Other Deductions:	The Bank Documentation will contain yield protection provisions, customary for facilities of this nature, protecting the Lenders in the event of unavailability of LIBOR, breakage losses, reserve and capital adequacy requirements. All payments are to be free and clear of any present or future taxes, withholdings or other deductions whatsoever (other than income taxes in the jurisdiction of the Lender’s applicable lending office). The Lenders will use commercially reasonable efforts to minimize to the extent possible any applicable taxes and Borrower and other loan parties will gross up all payments which are subject to such taxes and indemnify the Lenders and the First Lien Administrative Agent for such taxes paid by the Lenders and the First Lien Administrative Agent, as the case may be.

Required Lenders:	Lenders holding at least a majority of total loans and commitments under the First Lien Facilities, with certain amendments requiring the consent of Lenders holding a greater percentage (or all) of the total loans and commitments under the First Lien Facilities.

Governing Law and Forum:	The laws of the State of New York. Each party to the Bank Documentation will waive the right to trial by jury and will consent to jurisdiction of the state and federal courts located in The City of New York.

Counsel to UBS, UBSS, the First Lien Administrative Agent, the Issuing Bank and the First Lien Collateral Agent:	Cahill Gordon & Reindel LLP and Blake, Cassels & Graydon LLP.

ANNEX II
SUMMARY OF PRINCIPAL TERMS AND CONDITIONS
Second Lien Facility2

Borrower:	Blue Pearl USA Ltd. (“Merger Sub”), a wholly owned subsidiary of Blue Pearl Mining Ltd. (“Parent”). Merger Sub will merge into the Acquired Business on the Closing Date, with the Acquired Business surviving the merger. Following the Acquisition, the Acquired Business will be known as the “Borrower”.

Sole Arranger:	UBS Securities LLC (“UBSS” or the “Arranger”).

Lenders:	A syndicate of banks, financial institutions and other entities, including UBS Loan Finance LLC (“UBS”), arranged by UBSS (collectively, the “Lenders”).

Second Lien Administrative Agent and Second Lien Collateral Agent:	UBS AG. Stamford Branch (the “Second Lien Administrative Agent” and the “Second Lien Collateral Agent”).

Type and Amount of Facility:	A Second Lien Facility (the “Second Lien Facility”) in an aggregate principal amount of $125.0 million.

Purpose:	Same as First Lien Term Loan Facility.

Closing Date:	Same as First Lien Facility.

Maturity Date:	6-1/2 years from the Closing Date.

Availability:	Upon satisfaction or waiver of conditions precedent to drawing to be specified in the Bank Documentation, a single drawing may be made on the Closing Date of the full amount of the Second Lien Facility.

Amortization:	None.

Interest:	Interest options and default interest will be substantially identical to those in the Bank Documentation for the First Lien Facilities.

[2]	All capitalized terms used but not defined herein shall have the meanings provided in the Commitment Letter to which this summary is attached.

The applicable Interest Margin will be the basis points set forth in the following table.

Mandatory Prepayments:	After the First Lien Facilities have been paid in full and the Revolving Credit Facility commitments have been terminated, loans shall be prepaid and/or commitments reduced (in the order set forth below) in an amount equal to (a) 100% of the net aftertax cash proceeds received from the sale or other disposition of all or any part of the assets of Parent, Borrower or any of their respective subsidiaries after the Closing Date other than sales of inventory in the ordinary course of business and other exceptions to be agreed, including reinvestment rights to be agreed with respect to specified assets, (b) 100% of the net cash proceeds received by Parent, Borrower or any of their respective subsidiaries from the issuance of debt or preferred stock after the Closing Date, in each case other than exceptions to be agreed, (c) 50% of the net cash proceeds received from the issuance of common equity (including, but not limited to, upon the exercise of warrants and options) by, or equity contributions to, Parent, Borrower or any of their respective subsidiaries after the Closing Date other than any proceeds: (i) applied to costs associated with the development of the Davidson Project, or (ii) used to satisfy Parent’s obligations to make contingency payments under the Acquisition Agreement (as in effect on the Closing Date), (d) 100% of all casualty and condemnation proceeds in excess of amounts applied promptly to replace or restore any properties in respect of which such proceeds are paid to Parent, Borrower or any of their respective subsidiaries, in each case subject to exceptions to be agreed, including the consent of the First Lien Administrative Agent to other uses to be agreed, and (e) 75% of excess cash flow of Borrower and its subsidiaries (to be defined in a manner to be agreed)

Optional Prepayments:	After the First Lien Facilities have been repaid in full and the Revolving Credit Facility commitments have been terminated, optional prepayments of the Second Lien Facility will be permitted in whole or part, with prior notice but without premium or penalty, except LIBOR breakage costs and including accrued and unpaid interest, subject to limitations as to minimum amounts of prepayments; provided that no optional prepayment shall be made prior to the date one year following the Closing Date.

Prepayment Premium:	All prepayments and refinancings (in whole or in part) of the Second Lien Facility will be accompanied by a premium of (i) during the second year following the Closing Date, 2% of the principal amount thereof, (ii) during the third year following the Closing Date, 1% of the principal amount thereof and (iii) thereafter, 0% of the principal amount thereof.

Guarantees:	The Second Lien Facility will be fully and unconditionally guaranteed on a joint and several basis by each of the guarantors of the First Lien Facilities (collectively, the “Guarantors”).

Security:	The Second Lien Facility will be secured by a subordinated lien on the assets securing the First Lien Facilities, such lien being subordinated only to the lien securing the First Lien Facilities and permitted hedging and treasury management obligations secured equally and ratably with the First Lien Facilities.

Conditions to Borrowing:	Substantially identical to those conditions applicable to the initial extension of credit under the First Lien Facilities.

Representations and Warranties:	Substantially identical to those in the Bank Documentation for the First Lien Facilities.

Affirmative Covenants:	Substantially identical to those in the Bank Documentation for the First Lien Facilities.

Negative Covenants:	Substantially identical to those in the Bank Documentation for the First Lien Facilities.

Financial Covenants:	Substantially identical to those in the Bank Documentation for the First Lien Facilities (except that financial covenant ratios for the Second Lien Facility are expected to be less stringent than those applicable to the First Lien Facilities).

Events of Default:	Substantially identical to those in the Bank Documentation for the First Lien Facilities, except that a non-payment covenant breach (prior to acceleration) under the First Lien Facilities will not be an event of default under the Second Lien Facility unless, in the case of a covenant that is not a financial maintenance covenant, such default continues for a specified period.

Assignments and Participations:	Each Lender may assign all or, subject to minimum amounts to be agreed, a portion of its loans and commitments under the Sec-

ond Lien Facility. Assignments will require payment of an administrative fee to the Second Lien Administrative Agent and the consent of the Second Lien Administrative Agent, which consent shall not be unreasonably withheld; provided that no consent shall be required for an assignment to an existing Lender or an affiliate of an existing Lender. In addition, each Lender may sell participations in all or a portion of its loans and commitments under the Second Lien Facility; provided that no purchaser of a participation shall have the right to exercise or to cause the selling Lender to exercise voting rights in respect of the Second Lien Facility (except as to certain basic issues).

Expenses and Indemnification:	Substantially identical to those in the Bank Documentation for the First Lien Facilities.

Yield Protection, Taxes and Other Deductions:	Substantially identical to those in the Bank Documentation for the First Lien Facilities.

Required Lenders:	Lenders holding at least a majority of total loans and commitments under the Second Lien Facility, with certain amendments requiring the consent of Lenders holding a greater percentage (or all) of the total loans and commitments under the Second Lien Facility.

Governing Law and Forum:	The laws of the State of New York. Each party to the Bank Documentation will waive the right to trial by jury and will consent to jurisdiction of the state and federal courts located in The City of New York.

Counsel to UBS, UBSS, the Second Lien Administrative Agent and the Second Lien Collateral Agent:	Cahill Gordon & Reindel LLP and Blake, Cassels & Graydon LLP.

ANNEX III
CONDITIONS TO CLOSING3
          The commitment of the Lenders under the Commitment Letter with respect to the Bank Facilities, the agreements of UBS and UBSS to perform the services described in the Commitment Letter, the consummation of the Transactions and the funding of the Bank Facilities are subject to the conditions set forth in the Commitment Letter and satisfaction of each of the conditions precedent set forth below.
          1. UBS and UBSS shall have reviewed, and be reasonably satisfied with, the final structure, terms and conditions and the documentation relating to the Acquisition, including the Acquisition Agreement (collectively, the “Acquisition Documents”), and each of the other Transactions (it being understood that UBS is satisfied with the draft of the Acquisition Agreement and the disclosure schedules and exhibits thereto received by Cassels Brock on September 1, 2006 and provided to UBS and UBSS. The Acquisition and the other Transactions shall be consummated concurrently with the initial funding of the Bank Facilities in accordance with the Acquisition Documents and such other documentation without material waiver or amendment thereof unless consented to by UBS and UBSS.
          2. Borrower shall have received the Equity Financing. The terms and documentation of the Equity Financing shall be reasonably satisfactory to UBS and UBSS.
          3. UBS and UBSS shall have reviewed, and be reasonably satisfied with, the ownership, corporate, legal, tax, management and capital structure of Borrower and its subsidiaries (after giving effect to the Transactions) and any securities issued, and any indemnities, employment and other arrangements entered into, in connection with the Transactions.
          4. UBS and UBSS shall have received, reviewed, and be satisfied with, (i) unaudited consolidated and consolidating balance sheets and related statements of income of the Acquired Business and information regarding production for each fiscal month ending more than 30 days after the last month covered by the Unaudited Financial Statements and for the comparable periods of the preceding fiscal year, (ii) a pro forma consolidated and consolidating balance sheet and related statements of income and cash flows for Borrower (the “Pro Forma Financial Statements”), as well as pro forma levels of EBITDA (“Pro Forma EBITDA”), for the last fiscal year covered by the Audited Financial Statements and for the latest twelve-month period ending more than 15 days prior to the Closing Date, in each case after giving effect to the Transactions and (iii) forecasts of the financial performance of Borrower and its subsidiaries (x) on an annual basis, through 2013 and (y) on a quarterly basis, through 2007. The financial statements referred to in clauses (i) shall be prepared in accordance with accounting principles generally accepted in the United States. The Pro Forma Financial

[3]	All capitalized terms used but not defined herein shall have the meanings provided in the Commitment Letter to which this Annex III is attached.

Statements and the Pro Forma EBITDA shall be consistent in all material respects with the sources and uses described in the Commitment Letter and the forecasts provided to the Lenders prior to the date of the Commitment Letter. The Pro Forma Financial Statements shall be prepared on a basis consistent with pro forma financial statements set forth in a prospectus filed with the Securities regulatory authorities across Canada.
          5. Parent and its subsidiaries and the transactions contemplated by the Commitment Letter shall be in compliance, in all material respects, with all applicable foreign and U.S. federal, state and local laws and regulations, including all applicable environmental laws and regulations. All necessary governmental and material third party approvals in connection with the Transactions shall have been obtained and shall be in effect.
          6. Sources and uses of funds and the assumptions relating thereto (including indebtedness or preferred equity of Parent, Borrower, the Acquired Business or any of their respective subsidiaries after giving effect to the Transactions) shall be as set forth in the Commitment Letter.
          7. Pro Forma EBITDA (calculated in a manner acceptable to UBSS) for the latest twelve-month period ending more than 15 days prior to the Closing Date shall not be less than $500.0 million (the “Trailing Twelve Months EBITDA Amount”). The ratio of (x) pro forma total consolidated indebtedness of Borrower as of the Closing Date after giving effect to the Transactions to (y) the Trailing EBITDA Amount shall not be greater than 0.9x.
          8. The Lenders shall have received all opinions, certificates and closing documentation usual and customary for transactions of this type as UBS and UBSS shall reasonably request, in form and substance reasonably satisfactory to UBS and UBSS.
          9. Borrower and each of the Guarantors shall have provided the documentation and other information to the Lenders that is required by regulatory authorities under applicable “know your customer” and anti-money-laundering rules and regulations, including, without limitation, the Patriot Act.
          10. All costs, fees, expenses (including, without limitation, legal fees and expenses and the fees and expenses of appraisers, consultants and other advisors) and other compensation payable to the Lenders, UBSS, UBS, the First Lien Administrative Agent, the First Lien Collateral Agent, the Second Lien Administrative Agent and the Second Lien Collateral Agent shall have been paid to the extent due.
          11. All of the requirements referred to in the Commitment Letter in the last paragraph under the heading “Syndication” shall have been satisfied, and the Closing Date shall not occur less than 21 days after the delivery to UBSS of the final confidential information memoranda referred to therein.
          12. The First Lien Collateral Agent shall have a perfected, first priority lien on and security interest in all assets as required in the First Lien Term Sheet under the heading “Security.” The Second Lien Collateral Agent shall have a perfected, second priority lien on and security interest in all assets as required in the Second Lien Term Sheet under the heading “Security.” The First Lien Collateral Agent, the Second Lien Collateral Agent and Borrower shall have entered into an intercreditor agreement with terms and conditions reasonably acceptable to UBS and UBSS.
          13. Borrower shall have appointed an independent public accounting firm of recognized national standing satisfactory to UBS in its reasonable discretion.

EXHIBIT F
Form of Company Legal Opinion
          [Limitations, qualifications, exceptions and assumptions to the following opinions shall be additionally set forth in the opinion letters delivered at Closing.]
          1. The Company has been duly incorporated and is validly existing and in good standing under the laws of the State of Colorado. [To be given by Colorado Counsel]
          2. The Company has the corporate power and corporate authority to execute, deliver and perform all of its obligations under the Merger Agreement. The execution and delivery of the Merger Agreement and the consummation by the Company of the transactions contemplated thereby have been duly authorized by requisite corporate action on the part of the Company. The Merger Agreement has duly executed and delivered by the Company. [To be given by Colorado Counsel]
          3. The execution and delivery by the Company of the Merger Agreement and performance by the Company of its obligations under the Merger Agreement in accordance with its terms do not conflict with the Articles of Incorporation or Bylaws of the Company. [To be given by Colorado Counsel]
          4. The Merger Agreement constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms. [To be given by MWE]

EXHIBIT G
Form of Parent Legal Opinion
          [Limitations, qualifications, exceptions and assumptions to the following opinions shall be additionally set forth in the opinion letters delivered at Closing.]
          1. Parent has been duly incorporated and is validly existing under the laws of the Province of Ontario.
          2. Parent has the corporate power and capacity to execute, deliver and perform all of its obligations under the Merger Agreement. The execution and delivery of the Merger Agreement and the consummation by Parent of the transactions contemplated thereby have been duly authorized by requisite corporate action on the part of Parent. The Merger Agreement has been duly executed and delivery by Parent.
          3. The execution and delivery by Parent of the Merger Agreement and performance by Parent of its obligations under the Merger Agreement in accordance with its terms do not conflict with the Articles of Incorporation or Bylaws of Parent. [All of the foregoing to be given by CBB]
          4. The Merger Agreement constitutes a valid and binding obligation of Parent enforceable against Parent in accordance with its terms. [To be given by SS]
          5. The Sub has been duly incorporated and is validly existing and in good standing under the laws of the Province of Ontario. [To be given by Colorado Counsel]
          6. The Sub has the corporate power and corporate authority to execute, deliver and perform all of its obligations under the Merger Agreement. The execution and delivery of the Merger Agreement and the consummation by the Sub of the transactions contemplated thereby have been duly authorized by requisite corporate action on the part of the Sub. The Merger Agreement has been duly executed and delivered by the Sub. [To be given by SS]
          7. The execution and delivery by the Sub of the Merger Agreement and performance by the Sub of its obligations under the Merger Agreement in accordance with its terms do not conflict with the Articles of Incorporation or Bylaws of the Sub. [To be delivered by Colorado Counsel]
          8. The Merger Agreement constitutes a valid and binding obligation of the Sub enforceable against the Sub in accordance with its terms. [To be delivered by SS]

EXHIBIT H
Equipment Loans
$1,205,043 Floating Rate Note dated as of September 2002 between Thompson Creek Mining Company (“TC Mining”) and US Bancorp Equipment Finance, Inc. (“USBancorp”)
$574,000 Floating Rate Note dated as of April 2005 between TC Mining and USBancorp
$1,284,000 Floating Rate Note dated as of May 2005 between TC Mining and USBancorp
$893,000 Floating Rate Note dated as of May 2005 between TC Mining and USBancorp
$5,300,000 Floating Rate Note dated as of June 2005 between TC Mining and USBancorp
$3,536,000 Floating Rate Note dated as of July 2005 between TC Mining and USBancorp
$766,000 Floating Rate Note dated as of August 2005 between TC Mining and USBancorp